Exhibit (d)

This description of KfW and the Federal Republic of Germany is dated May 18, 2015 and appears as Exhibit (d) to the Annual Report on Form 18-K of KfW for the fiscal year ended December 31, 2014.

THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF KFW. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “Exchange Rate Information” below for information regarding the rates of conversion of the euro into United States dollars and “The Federal Republic of Germany—General—The European Union and European Integration” for a discussion of the introduction of the euro.

Unless explicitly stated otherwise, financial information relating to KfW Group presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

Amounts in tables may not add up due to rounding differences.

On May 15, 2015, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1328 (EUR 0.8828 per U.S. dollar).

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “KfW Group” and “group” refer to KfW and its consolidated subsidiaries.

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as reported on a weekly basis by the Federal Reserve Bank of New York.

Year ended December 31,	Period End	Average (1)	High	Low
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101

Quarter ended March 31, 2015	1.0741	1.1076	1.2015	1.0524

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from November 2014 through May 2015 (through May 8, 2015), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
2014
November 2014	1.2554	1.2394
December 2014	1.2504	1.2101
2015
January 2015	1.2015	1.1279
February 2015	1.1462	1.1197
March 2015	1.1212	1.0524
April 2015	1.1174	1.0582
May 2015 (through May 8, 2015)	1.1345	1.1145

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic of Germany must report to the Deutsche Bundesbank, the German Central Bank, subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic of Germany if such payment exceeds EUR 12,500 (or the equivalent in a foreign currency).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Three Months Ended March 31, 2015

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2015.

The group’s total assets increased by 8.4%, or EUR 41.3 billion, from EUR 489.1 billion as of December 31, 2014 to EUR 530.4 billion as of March 31, 2015. This increase was mainly due to currency related changes in market values of hedging transactions.

The group’s operating result before valuation and promotional activities amounted to EUR 515 million for the three months ended March 31, 2015, compared with EUR 507 million for the corresponding period in 2014. The main driver for the group’s operating result before valuation and promotional activities during the three months ended March 31, 2015 was an increase in net interest income. The group’s operating result before valuation is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•	Expenses for risk provisions in an amount of EUR 4 million for the three months ended March 31, 2015, compared with expenses in an amount of EUR 37 million for the corresponding period in 2014;

•

Positive effects in an amount of EUR 138 million as market values of securities and equity investments increased in the three months ended March 31, 2015, compared with positive effects of EUR 42 million for the corresponding period in 2014;

•

Net charges in an amount of EUR 277 million for the three months ended March 31, 2015, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the three months ended March 31, 2015, compared with net charges in an amount of EUR 12 million for the corresponding period in 2014(1); and

•	Charges relating to promotional activities in an amount of EUR 48 million for the three months ended March 31, 2015, compared with EUR 99 million for the corresponding period in 2014.

The group’s consolidated result for the three months ended March 31, 2015, amounted to EUR 417 million compared with EUR 391 million for the corresponding period in 2014.

(1)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the three months ended March 31, 2015 as compared with the same period in 2014.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Three months ended March 31,		Year-to-Year
	2015	2014	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	3,703	5,076	-27
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	6,074	4,913	24
Export and project finance (KfW IPEX-Bank)	6,752	3,300	105
Promotion of developing and transition countries	863	539	60
of which KfW Entwicklungsbank	539	378	43
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	324	161	101
Capital markets	41	116	-65

Total promotional business volume (1) (2)	17,433	13,871	26

(1)	Total promotional business volume for the three months ended March 31, 2015 has been adjusted for commitments of EUR 0 million, compared to EUR 73 million for the corresponding period in 2014, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 17.4 billion for the three months ended March 31, 2015 from EUR 13.9 billion for the corresponding period in 2014. This increase was largely driven by increases in commitments in KfW’s export and project finance business sector and KfW’s business sector Kommunal- und Privatkundenbank/Kreditinstitute.

Commitments in the Mittelstandsbank business sector decreased to EUR 3.7 billion for the three months ended March 31, 2015 from EUR 5.1 billion for the corresponding period in 2014. This development was driven by lower commitments under KfW’s general investment programs as well as lower commitments under KfW’s environmental investment programs. The reduced credit demand was mainly the result of a market environment with unprecedented low interest rates.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 6.1 billion for the three months ended March 31, 2015 from EUR 4.9 billion for the corresponding period in 2014. This increase was mainly attributable to higher commitments for global funding facilities to Landesförderinstitute and higher commitments in individual financing of banks.

Commitments in KfW’s export and project finance business sector for the three months ended March 31, 2015 amounted to EUR 6.8 billion compared to EUR 3.3 billion for the corresponding period in 2014. This development was mainly attributable to increased commitments for KfW IPEX-Bank’s industry and services sector and as well as increased commitments for its aviation and rail sector.

Commitments related to KfW’s promotion of developing and transition countries increased to EUR 0.9 billion for the three months ended March 31, 2015 from EUR 0.5 billion for the corresponding period in 2014. This increase was linked to a rise in commitments of both KfW Entwicklungsbank and DEG.

Commitments in KfW’s capital markets business sector for the three months ended March 31, 2015 decreased to EUR 41 million compared to EUR 116 million for the corresponding period in 2014.

Sources of Funds

The volume of funding raised in the capital markets for the four months ended April 30, 2015 totaled EUR 22.5 billion, of which 26% was raised in euro, 52% in U.S. dollar and the remainder in 11 other currencies.

Capitalization and Indebtedness of KfW Group as of March 31, 2015

(EUR in millions)
Borrowings
Short-term funds	45,746
Bonds and other fixed-income securities	386,205
Other borrowings	40,587
Subordinated liabilities	300

Total borrowings	472,838

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	10,436
Fund for general banking risks	500
Revaluation reserve	572
Total equity	23,302

Total capitalization	496,140

(1)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of March 31, 2015, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of March 31, 2015 is not necessarily indicative of its capitalization to be recorded as of December 31, 2015.

The increase of EUR 1,704 million in total equity, which totaled EUR 23,302 million as of March 31, 2015 compared to EUR 21,598 million as of December 31, 2014, reflected (i) an increase of EUR 36 million of revaluation reserves due to valuation profits recognized directly in equity relating to “available-for-sale financial assets,” (ii) KfW Group’s consolidated result of EUR 417 million for the three months ended March 31, 2015 and (iii) an increase of EUR 1,250 million due to the converting from the ERP Special Fund subordinated loan to equity by inclusion in KfW’s capital reserve.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the Capital Requirements Regulation (Regulation EU No 575/2013), the German Banking Act (Kreditwesengesetz, “KWG”) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, will apply to KfW by analogy with effect from January 1, 2016. KfW, however, already calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the three months ended March 31, 2015, KfW’s total capital ratio according to article 92 of the Capital Requirements Regulation amounted to 13.9% and its Tier 1 ratio amounted to 13.8% as of March 31, 2015. The decrease of the total capital ratio, which amounted to 15.1% as of December 31, 2014, was mainly driven by higher exposures due to the appreciation of the U.S. dollar against the euro. With respect to the Tier 1 ratio, which amounted to 14.1% as of December 31, 2014, the negative effect of higher exposures was largely offset by the converting from the ERP Special Fund subordinated loan to equity. For information on the regulatory changes relating to the application of certain regulatory provisions, in particular, the KWG to KfW, please see “KfW—General—Supervision and Regulation.”

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
1st quarter 2014	0.8	2.4
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.1	1.2
4th quarter 2014	0.7	1.4
1st quarter 2015	0.3	1.0

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.3% after price, seasonal and calendar adjustments in the first quarter of 2015 compared to the fourth quarter of 2014. Compared to the previous quarter, positive contributions mainly came from domestic demand. The final consumption expenditure of households increased over the previous quarter, as did government final consumption expenditure. A positive development was also observed for fixed capital formation. Gross fixed capital formation in construction and in machinery and equipment was up markedly compared with the fourth quarter of 2014. Foreign trade, however, had a negative effect on economic growth. According to provisional calculations, exports of goods and services were up slightly compared with the fourth quarter of 2014. Imports, however, saw a much stronger increase.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the first quarter of 2015 increased by 1.0% in price and calendar-adjusted terms, following an increase of 1.4% in the fourth quarter of 2014.

Source: Statistisches Bundesamt, Gross domestic product up 0.3% in the 1st quarter of 2015, press release of May 13, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/05/PE15_173_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5

In April 2015, consumer prices in Germany rose by 0.5% compared to April 2014. The inflation rate thus increased for the third consecutive month but remained at a low level. A decrease of 11.1% in the prices of mineral oil products had a negative effect on overall inflation in April 2015. Most notably, prices for heating oil and motor fuels decreased by 20.1% and 8.1%, respectively, compared to the corresponding period in 2014. Overall, the prices for energy decreased by 5.9% from April 2014 to April 2015. Excluding the prices of energy products, the inflation rate in April 2015 compared to April 2014 would have been 1.2%.

Food prices increased by 1.1% in April 2015 compared to April 2014. The main drivers of this year-on-year increase were the prices of vegetables and confectionary, which increased by 6.1% and 4.1%, respectively, compared to the corresponding period in 2014. Overall, the prices of goods decreased by 0.6% in April 2015 compared to April 2014, a slower decrease than in previous months. By contrast, prices for services increased by 1.2% in April 2015 compared to April 2014, due mainly to a 1.3% increase in net rents exclusive of heating expenses.

Compared to March 2015, the consumer price index remained unchanged in April 2015. An increase of 0.4% in the prices of goods was offset by a decrease of 0.4% in the prices of services. Overall, energy prices increased by 0.5% from March 2015 to April 2015. Over this time period, motor fuel prices increased by 2.3%, while household energy prices decreased by 0.3%.

Source: Statistisches Bundesamt, Consumer prices in April 2015 up 0.5% on April 2014, press release of May 13, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/05/PE15_174_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2014	5.4	5.0
April 2014	5.1	5.0
May 2014	4.8	5.0
June 2014	4.8	5.0
July 2014	4.7	5.0
August 2014	5.0	5.0
September 2014	4.9	5.0
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.8
January 2015	4.9	4.8
February 2015	5.3	4.7
March 2015	4.8	4.7

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 238,000 persons, or 0.6%, from March 2014 to March 2015. Compared to February 2015, the number of employed persons in March 2015 increased by approximately 11,000, after adjustment for seasonal fluctuations.

In March 2015, the number of unemployed persons decreased by approximately 207,000, or 9.4%, compared to March 2014. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2015 decreased by 1.0% to 1.97 million compared to February 2015.

Sources: Statistisches Bundesamt, 42.5 million persons in employment in March 2015, press release of April 30, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_157_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to March 2015	January to March 2014
Trade in goods, including supplementary trade items	59.6	53.3
Services	-6.5	-7.2
Primary income	22.4	17.5
Secondary income	-15.2	-14.1

Current account	60.4	49.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in March 2015: +12.4% on March 2014, press release of May 8, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/05/PE15_165_51.html).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe. It conducts its business in the following business sectors:

•	Mittelstandsbank (SME Bank) promotes small and medium-sized enterprises (“SMEs”), business founders, start-ups and self-employed professionals;

•

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions) provides housing-related loans and grants as well as financing for education to private individuals, offers financing for infrastructure projects, primarily for municipalities, and grants global funding instruments to promotional institutes of the German federal states (Landesförderinstitute) and other financial institutions;

•

Export and project finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of developing and transition countries: KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Capital markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

With total assets of EUR 489.1 billion as of December 31, 2014, including loans and advances of EUR 367.2 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 74.1 billion in 2014.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the European Union in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are) and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with European Union (“EU”) law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, small and medium-sized enterprises, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is promotional and thus compatible with EU rules.

In the area of export and project finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007 and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding – previously referred to as Large Aircraft Sector Understanding, LASU) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. A part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable law and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s By-Laws, but also with all other applicable laws and regulations except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW-Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law which entered into force in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (Deutsche Bundesbank) in accordance with normal bank supervisory procedures. For further details, see “Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries, and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it neither qualifies as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”) nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive IV (“CRD IV”) and the EU Capital Requirements Regulation (“CRR”). However, by operation of the KfW Regulation, considerable parts of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW, with the bulk of rules and regulations applying with effect from January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 (8) CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are in principle eligible as level 1 assets pursuant to Article 10(1)(c)(v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d KWG have become applicable to KfW by analogy with effect from July 1, 2014. In reaction thereto certain adjustments to the committee structure of KfW’s Board of Supervisory Directors have been made with effect from August 1, 2014. For more information on these adjustments, see “Management and Employees—Board of Supervisory Directors.”

As of January 1, 2016, the bank regulatory requirements for remuneration policies set forth in Section 25a KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutionsvergütungsverordnung) will apply to KfW.

The capital adequacy regime as set up by part 2 titles I through III and part 3 titles I through VI of CRR will apply by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements, both on a stand-alone and a consolidated basis. KfW will also become subject to the new capital buffers regime introduced by CRD IV and transposed into national law in Sections 10c through 10i KWG, which will require KfW to maintain a capital conservation buffer and a countercyclical capital buffer. KfW may be subject to certain requirements by BaFin to maintain additional capital buffers for systemic risk, such as a buffer for national systemically relevant institutions.

With effect from January 1, 2016, KfW will also apply the large-exposures regime of part IV of CRR as supplemented by the KWG and relevant implementing rules and regulations by analogy. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW will apply the provisions concerning leverage with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the accounting value of assets and off-balance sheet exposures must be reported at group as well as at entity level. The leverage ratio will be internally monitored from 2016 onwards and is expected to become part of the prudential requirements from 2018 onwards.

Finally, in addition to complying with the German Anti-Money Laundering Act (Geldwäschegesetz – GwG), with effect from January 1, 2016, KfW will comply with the provisions concerning money laundering, terrorist financing and other criminal offences set forth in the KWG (Sections 25g through 25m), with special focus on sections 25l et seq. of the KWG, at group as well as at entity level.

The bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) will apply to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with article 2 paragraph 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

KfW is generally exempt from the application of the liquidity regime as set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the obligation to draw up restructuring and resolution plans.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with the bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented Supervisory Review and Evaluation Process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision making and the exercise of enforcement powers are reserved to BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand increases of regulatory own capital and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not as such qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to recent changes in the national and EU bank supervisory structure. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013, establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision taken by the ECB in September 2014, KfW IPEX-Bank does not qualify as a significant credit institution and will therefore not be supervised by ECB. Instead, KfW IPEX-Bank will continue to be supervised by BaFin in cooperation with Deutsche Bundesbank.

For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Phasing in of the Banking Supervisory Law. The analogous application of banking supervisory law to KfW is being phased in gradually, with the majority of the rules, regulations and enforcement powers described above only becoming applicable as of January 1, 2016. Supervisory responsibilities and certain limited information powers of BaFin and Deutsche Bundesbank have been in place since October 2013, however, while requirements relating to corporate governance have been applicable since July 1, 2014.

To date, KfW has complied on a voluntary basis with significant parts of bank regulatory law, including the own capital requirements of the KWG and the risk management requirements of MaRisk. Therefore, KfW already employs a state-of-the-art monitoring and controlling system for major risk categories, including monthly risk-reporting to its Executive Board.

In the run-up to the reporting and information requirements coming into force as of January 1, 2016, and the implementation of a fully-fledged regulatory reporting system, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities.

Regulatory Costs. As KfW has already applied significant parts of bank regulatory law on a voluntary basis to most of its activities, KfW expects that its previous voluntary compliance will facilitate its compliance with the rules and regulations becoming mandatory by operation of the KfW Regulation. Nonetheless, compliance is expected to entail special organizational efforts and related cost expenditure currently estimated to amount to up to EUR  120 million annually until 2020.

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program, which is also known as Marshall Plan (the “ERP”). Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and countries in transition. For more information on DEG, see “Business—Promotion of Developing and Transition Countries—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (Handelsgesetzbuch, or “HGB”) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditors for the fiscal year 2014 are KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), a member firm of KPMG International.

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of KPMG for the year ended December 31, 2014, dated March 3, 2015, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 154 of Exhibit (e).

BUSINESS

Introduction

KfW currently conducts its business in the following business sectors:

•	Mittelstandsbank (SME Bank), which focuses on SMEs and other commercial clients;

•

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions), which focuses on private clients and public clients, such as municipalities and Landesförderinstitute;

•	Export and project finance (KfW IPEX-Bank);

•	Promotion of developing and transition countries (KfW Entwicklungsbank and DEG); and

•	Capital markets, which comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,
	2014	2013
	(EUR in millions)
Mittelstandsbank (SME bank)	19,924	22,640
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	27,699	28,911
Export and project finance (KfW IPEX-Bank)	16,638	13,736
Promotion of developing and transition countries	8,830	6,718
of which KfW Entwicklungsbank	7,356	5,268
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,473	1,450
Capital markets	1,203	651

Total promotional business volume (1) (2)	74,141	72,462

(1)	Total promotional business volume for 2014 has been adjusted for commitments of EUR 153 million compared to EUR 193 million for 2013, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the five business sectors in terms of percentage of loans and advances outstanding and economic capital required at year-end 2014. In general, a lower percentage in economic capital required compared to loans and advances outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector capital markets includes also the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2014
	Loans and advances outstanding	Economic capital required (1)
Mittelstandsbank	28%	9%
Kommunal- und Privatkundenbank/Kreditinstitute	48%	9%
Export and project finance (KfW IPEX-Bank)	13%	15%
Promotion of developing and transition countries (KfW Entwicklungsbank and DEG)	7%	14%
Capital markets	4%	8%

Total (in EUR billions)	380.4	15.5

(1)	The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.99%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 38 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute. Further promotional activities targeting the domestic market are reported under the Capital markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to the ultimate borrower (e.g., for financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to the ultimate borrower and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each banking institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 200 banks. In 2014, 59% (2013: 61%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. The vast majority of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions, e.g., derivatives, securities, money market and global loan transactions, is much more limited.

KfW’s German commercial banking on-lending customers include the German Landesbanken. The Landesbanken are German public law financial institutions that have traditionally focused on the banking business for and in the Land in which they operate. Originally, obligations of the Landesbanken benefited from government credit support (Gewährträgerhaftung). Under a settlement reached with the European Commission in July 2001 relating to state aid to the Landesbanken, however, borrowings by the Landesbanken incurred after the settlement date and maturing after December 31, 2015 and all borrowings incurred after July 19, 2005 no longer benefit from government credit support. KfW’s long-term receivables from on-lending operations involving Landesbanken amounted to EUR 75.0 billion as of December 31, 2014. Of this amount, EUR 12.2 billion, or 16.2%, continues to benefit from government credit support. Since the settlement, KfW’s credit line management has increased its focus on the individual financial strength of each institution. In addition, most of the loans to the Landesbanken have been, and will continue to be, secured by collateral. Over time, the risk profile of the loans to the Landesbanken has shifted from government risk to a profile more comparable to KfW’s other loans to the banking sector.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan, mezzanine capital or equity participation instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non program-based global loans to selected Landesförderinstitute with existing agreements and to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a bank of their choice. The intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. Loans made by commercial banks, as borrowers, are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW – for each borrower. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application, based on compliance with the formal requirements defined for the particular lending program.

KfW applies different pricing models for granting loans: a fixed-rate pricing model; and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and education lending programs and some lending programs for start-up financing. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

In the traditional SME lending programs offered by KfW, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies amongst others to Mittelstandsbank’s largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital and equity participations offered by Mittelstandsbank and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrower, which is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrower; or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and other financial institutions. KfW expects the recipient Landesförderinstitute and other recipient financial institutions to on-lend these funds within a reasonable period of time. In contrast to KfW’s individual loans, these instruments offer greater loan structure flexibility. As a result, global loans and global funding facilities entail lower administrative costs for both KfW and the on-lending Landesförderinstitute and other financial institutions compared with KfW’s traditional lending programs. Accordingly, the final borrowers generally benefit from favorable interest rates as well as from streamlined processes.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute; and non program-based global loans to selected Landesförderinstitute and financial institutions. In the case of Landesförderinstitute, starting in 2014 non-program-based global loans are no longer being offered as new business, but only in connection with existing agreements. Most of the Landesförderinstitute are independent public law institutions and benefit from explicit guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its Land or Länder, as the case may be. KfW cooperates with 17 Landesförderinstitute.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program must comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to the final borrower as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering Landesförderinstitute flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW extends non program-based global loans to selected Landesförderinstitute and selected financial institutions in Germany and elsewhere in Europe, which the Landesförderinstitute and other financial institutions in turn break down and grant as individual loans to finance SMEs, housing projects and municipal infrastructure projects and, increasingly, energy efficiency projects. Leasing companies in Germany are also entitled to apply for such global loans, which they split into individual lease contracts in order to finance leasing projects with SMEs in Germany.

Mittelstandsbank (SME Bank)

KfW’s Mittelstandsbank business sector supports SMEs, business founders, start-ups and self-employed professionals; it offers financing for various purposes to companies in different stages of development. According to a representative KfW survey in the German SME sector, known as KfW SME Panel 2014, there were an estimated 3.61 million small and medium enterprises (defined as corporations with an annual group turnover of up to EUR 500 million) in 2013. SMEs have been the backbone of the German economy for decades. In 2013, they accounted for 53% of the gross investment by the German corporate sector, employed 68% of the workforce and trained 87% of the apprentices.

Mittelstandsbank provides financing in the areas of start-up financing and general investments, innovation and environmental investments, primarily by means of loan programs (2014: EUR 18.3 billion, 2013: 21.4 billion), mezzanine programs (2014: EUR 1.5 billion, 2013: EUR 1.1 billion) and equity investments (2014: EUR 0.1 billion, 2013: EUR 0.1 billion).

The following table shows Mittelstandsbank’s commitments by area for each of the years indicated:

MITTELSTANDSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Start-up financing and general investment	10,334	11,337	-9
Innovation	1,371	1,023	34
Environmental investment	8,219	10,280	-20

Total commitments (1)	19,924	22,640	-12

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

To support the German economy, Mittelstandsbank committed financing in the amount of EUR 19.9 billion in 2014 (2013: EUR 22.6 billion). This decrease was attributable to lower commitments under KfW’s environmental investment programs as well as under KfW’s general investment programs. Commitments in 2014 included EUR 5.8 billion extended as program-based global loans to Landesförderinstitute (2013: EUR 7.0 billion).

Mittelstandsbank primarily offers loan programs. Under loan programs, to which the risk-adjusted pricing model applies, Mittelstandsbank offers the on-lending banks a partial exemption from liability. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. This is the case for KfW Unternehmerkredit, which is the most important SME loan program and offers financing for a broad range of investments, such as construction and purchases of machinery, in the start-up financing and general investment area.

Mittelstandsbank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, the on-lending bank is not liable to Mittelstandsbank for the subordinated loan. In order to better reflect the correlation between yield and risk weighting, the interest rate of the subordinated loan takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW fully assumes the credit risk of the subordinated loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Finally, Mittelstandsbank provides equity financing for innovative SMEs by direct investment on a pari passu basis with private investors as well as equity for SMEs from various equity funds.

Start-up Financing and General Investment Programs

Mittelstandsbank provides start-up financing and financial support for general investments for a wide range of purposes such as investments in property and buildings, in plants, machinery and equipment, or in acquisitions. In 2014, commitments in this area decreased to EUR 10.3 billion (2013: EUR 11.3 billion), due to a decline in commitments under the KfW Unternehmerkredit program from EUR 8.0 billion in 2013 to EUR 6.9 billion in 2014. Commitments in the field of start-up financing remained at the same level as in 2013 (2014: EUR 2.8 billion; 2013: EUR 2.7 billion).

Mittelstandsbank also offers advisory support to individuals and businesses to strengthen the competitive ability and sustainability of SMEs. KfW partially funds coaching and advisory services for individual entrepreneurs and for SMEs to support the early start-up phase of new businesses or to determine the necessary steps for a turnaround in case of temporary difficulties. Furthermore, KfW supports energy efficiency consultancy services for SMEs. In 2014, KfW extended EUR 70 million in grants for advisory services (2013: EUR 94 million). Compared to 2013 this decrease is mainly attributable to a decline in grants for start-up coaching. Most of these grants are refinanced either by the European Social Fund or by the Federal Government.

Innovation Programs

Mittelstandsbank provides financing for innovations by extending funds for research and development activities either by means of loans, mezzanine capital or direct equity investments. Notwithstanding the general weakness in demand for credit from SMEs, commitments in the innovation programs increased to EUR 1.4 billion in 2014 (2013: EUR 1.0 billion).

Environmental Investment Programs

Mittelstandsbank finances environmental protection projects, in particular for measures aiming to increase energy efficiency, reducing greenhouse gas emissions and promoting the use of sources of renewable energy. In 2014, commitments for environmental investment programs decreased to EUR 8.2 billion (2013: EUR 10.3 billion). This development was mainly attributable to lower commitments under KfW’s Energieeffizienzprogramm (Energy efficiency program), which decreased from EUR 4.7 billion in 2013 to EUR 3.2 billion in 2014, whereas commitments under KfW’s Erneuerbare Energien Programm (Renewable Energies Program) decreased to EUR 4.1 billion (2013: 4.7 billion) and commitments under KfW’s Umweltprogramm (Environmental Program) increased slightly to EUR 0.6 billion (2013: 0.5 billion). Disbursements under KfW’s Renewable Energies Program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Capital Markets—Funding”).

Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)

KfW’s Kommunal- und Privatkundenbank/Kreditinstitute business sector extends housing-related loans and grants as well as financing for education to private individuals, provides financing for infrastructure projects, primarily for municipalities, grants global funding instruments to promotional institutes of the German federal states (Landesförderinstitute) and other financial institutions and offers long-term refinancing of export loans to commercial banks.

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments by area for each of the years indicated.

KOMMUNAL- UND PRIVATKUNDENBANK/KREDITINSTITUTE COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Housing investment programs	14,338	15,550	-8
Education programs	2,591	2,625	-1
Municipal infrastructure programs	3,983	4,676	-15
Global funding facilities to Landesförderinstitute	4,626	3,599	29
Programs for the refinancing of export loans	673	643	5
Global loans to other financial institutions	1,388	1,702	-18

Total commitments (1)	27,699	28,911	-4

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2014, Kommunal- und Privatkundenbank/Kreditinstitute’s commitments amounted to EUR 27.7 billion (2013: EUR 28.9 billion). The decrease compared to 2013 was mainly attributable to a decrease in commitments under Kommunal- and Privatkundenbank/Kreditinstitute’s housing and municipal infrastructure investment programs.

Housing Investment Programs

Kommunal- und Privatkundenbank/Kreditinstitute’s housing investment programs provide funds for the promotion of home ownership, for energy-efficient construction and rehabilitation, and for the improvement of accessibility to or within existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2014 amounted to EUR 14.3 billion (2013: EUR 15.6 billion), of which EUR 9.3 billion (2013: EUR 10.4 billion) were granted for energy efficient construction and rehabilitation measures and EUR 4.7 billion (2013: EUR 4.5 billion) for home ownership promotion programs.

Education Programs

Kommunal- und Privatkundenbank/Kreditinstitute supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are subsidized through interest rate reductions paid for by federal funds. In 2014, commitments amounted to EUR 2.6 billion (2013: EUR 2.6 billion).

Municipal Infrastructure Programs

Kommunal- und Privatkundenbank/Kreditinstitute provides financing for investments in municipal and social infrastructure, predominantly as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations). Infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations are financed according to KfW’s ordinary on-lending scheme involving commercial banks. Some of these municipal infrastructure programs are subsidized by federal funds. Commitments for these programs decreased to EUR 4.0 billion in 2014 (2013: EUR 4.7 billion). This development was predominantly influenced by the early termination of KfW’s Kita Ausbau Programm (childcare facility extension program). This program was offered exclusively in 2013, given that demand for this program exceeded expectations and the funds, which were initially –supposed to be disbursed over a three-year period, were already completely disbursed in 2013.

Global Loans and Global Funding Facilities

The following table shows Kommunal- und Privatkundenbank/Kreditinstitute’s commitments designated to global loans and global funding facilities.

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	4,626	3,599	29
Program-based global loans to Landesförderinstitute	2,245	1,766	27
Non program-based global loans to Landesförderinstitute	0	268	-100
Non program-based global loans to other financial institutions in Germany and Europe	1,388	1,702	-18

Total commitments (1)	8,259	7,335	13

(1)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant year.

In 2014, Kommunal- und Privatkundenbank/Kreditinstitute extended global funding facilities in the amount of EUR 4.6 billion to Landesförderinstitute (2013: EUR 3.6 billion). The increase compared to 2013 was mainly attributable to higher demand by Landesförderinstitute due to the increased attractiveness of global funding facilities in the current competitive environment.

Additionally, Kommunal- und Privatkundenbank/Kreditinstitute extended EUR 2.2 billion as program-based global loans to Landesförderinstitute in 2014 (2013: EUR 1.8 billion). Non program-based global loans to Landesförderinstitute were not provided in 2014. (2013: EUR 0.3 billion) due to the closing for new business.

Besides its commitments to Landesförderinstitute, Kommunal- und Privatkundenbank/Kreditinstitute grants global loans to financial institutions in Germany to refinance leasing contracts to SMEs and to selected financial institutions in Europe to refinance energy efficiency and renewable energy projects or to establish strategic cooperation in the field of SME financing. The financial institutions in turn break down the global loans and extend individual loans to SMEs and municipalities. In 2014, global loans to financial institutions in Germany and Europe amounted to EUR 1.4 billion (2013: EUR 1.7 billion), of which EUR 0.6 billion were attributable to the refinancing of leasing contracts (2013: 0.4 billion) and EUR 0.8 billion to the refinancing of European financial institutions (2013: EUR 1.3 billion).

Program for the Refinancing of Export Loans

Kommunal- und Privatkundenbank/Kreditinstitute offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee (“Hermes Cover”) of the Federal Government. These guarantees are managed by Euler Hermes Aktiengesellschaft and PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (together “HERMES”) on behalf and for account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2014, KfW made commitments of EUR 0.7 billion (2013: EUR 0.6 billion) under this program.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.” KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies.

Total assets of KfW IPEX-Bank as of December 31, 2014 amounted to EUR 26.3 billion (December 31, 2013: EUR 23.4 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and project finance amounted to EUR 50.6 billion as of December 31, 2014 (year-end 2013: EUR 47.1 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in ten locations outside Germany. As of December 31, 2014, KfW IPEX-Bank employed 645 persons (excluding managing directors, but including temporary personnel).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities—the BaFin and the Deutsche Bundesbank. KfW IPEX-Bank has been included in the ECB’s comprehensive assessment of large banks conducted in cooperation with national supervisory authorities of the member states participating in the Single Supervisory Mechanism. According to a decision taken by the ECB in September 2014, KfW IPEX-Bank does not qualify as a significant credit institution and will therefore not be supervised by the ECB. Instead, KfW IPEX-Bank will continue to be supervised by the BaFin in cooperation with Deutsche Bundesbank.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the German Federal Government, KfW delegated the mandate of the management of the Commercial Interest Reference Rate (“CIRR”) Ship Financing Program to KfW IPEX-Bank on the basis of its expertise and many years of experience in ship financing. The program supports German shipyards in global competition and aims to strengthen Germany as a shipbuilding location. Under the CIRR Ship Financing Program, buyers of ships may obtain a fixed-rate loan based on the CIRR, which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. In order to qualify, buyers must order the ships from a German shipyard.

For the financing bank, the CIRR Ship Financing Program provides the following incentives: First, the interest rate risk of the loan is borne by the Federal Republic over the entire term of the loan. Second, the program gives the bank access to favorable refinancing from KfW without limiting its own liquidity. Although refinancing through KfW is optional, it is generally used by the bank.

In the area of lease operations, KfW IPEX-Bank held a 50% stake in Railpool Holding GmbH & Co. KG, (“Railpool”) an asset manager in rail transportation established in 2008. In early May 2014, KfW IPEX-Bank sold its stake in Railpool. KfW IPEX-Bank will continue its role as creditor for Railpool.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries, as well as in the retail, health, telecommunications, power / renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through “risk-participations,” for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2014, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in the amount of EUR 153 million (2013: EUR 193 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95%—in some instances even up to 100%—of KfW’s Export and Project Finance business sector’s risk, so that the risk of the portion covered is the equivalent of German government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2014, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and project finance amounted to EUR 39 billion, of which EUR 9 billion, or 23%, were export finance loans (partly) guaranteed by HERMES.

Commitments

In 2014, total commitments of export and project finance amounted to EUR 16.6 billion including commitments under the CIRR scheme for ship financing, which is supported by the federal budget (2013: EUR 13.7 billion). The following table shows commitments in KfW’s business sector Export and project finance in 2014 and 2013.

	Year ended December 31,				Year-to-Year
	2014		2013		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	9,969	60	9,208	67	8
Promotional business (conducted on behalf of KfW)	6,669	40	4,528	33	47

Total commitments (1)	16,638	100	13,736	100	21

(1)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

The following table shows KfW IPEX-Bank’s commitments by sectors in 2014 and 2013:

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Maritime industries	2,917	2,796	4
Basic industries	2,698	2,010	34
Power, renewables and water	2,317	2,511	-8
Aviation and rail	2,167	1,574	38
Financial institutions, trade and commodity finance	2,157	2,027	6
Industries and services	1,862	1,787	4
Transport and social infrastructure	1,247	1,010	23
Leveraged finance, mezzanine and equity (1)	7	20	-65
CIRR for ship finance	1,266	0	—

Total commitments	16,638	13,736	21

(1)	Starting in 2012, commitments with respect to leveraged finance, mezzanine and equity have generally been reported directly under the sector in which the transaction occurs. The small new commitment at year-end 2013 reflects an exceptional investment for a renewable energy project, which was not attributable to any other sector, whereas the minor new commitment in 2014 is attributable to an existing portfolio transaction in a restructuring situation.

Commitments by Sector. In 2014, total commitments increased to EUR 16.6 billion, partially driven by a few large individual transactions. In 2014, commitments of EUR 1.3 billion were provided under the federal supported CIRR scheme for ship financing (2013: EUR 0 billion) as there was more demand from potential borrowers compared to the prior year. The highest commitments were achieved in the maritime industries sector with EUR 2.9 billion, including significant individual transactions for cruise liners and offshore industry investments, followed by the Basic industries sector with EUR 2.7 billion which benefited from large single export investments, and the Power, renewables and water sector with EUR 2.3 billion reflecting KfW IPEX-Bank efforts to foster financing of environmental und climate protection transactions. Commitments under the Trade finance and Aviation and rail sectors amounted to EUR 2.2 billion each.

Commitments by Geographic Area. KfW IPEX-Bank’s commitments are reported for the following three regions in 2014: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2014, KfW IPEX-Bank’s commitments for project and export financing (excluding CIRR for ship financing) within Germany increased to EUR 3.2 billion (2013: EUR 2.7 billion). In 2014, commitments in Europe (excluding Germany, but including Russia and Turkey) amounted to EUR 5.9 billion (2013: EUR 5.8 billion). KfW IPEX-Bank’s commitments in the rest of the world increased to EUR 6.3 billion in 2014 (2013: EUR 5.2 billion). The transregional CIRR commitments for ship financing amounted to EUR 1.3 billion in 2014 (2013: EUR 0 billion).

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product in 2014 and 2013:

	Year ended December 31,		Year-to-Year
	2014	2013 (1)	% change
	(EUR in millions)		(in %)
Loans (term loan and bullet)	7,796	7,078	10
Project finance	2,548	2,000	27
Revolving credit facilities for cash drawings	1,660	1,474	13
Trade finance	1,297	930	39
Guarantees	1,050	1,280	-18
Asset finance	481	535	-10
Acquisition finance	243	281	-14
Debt instruments	165	0	—
Lease finance	125	89	40
Loans to funds	0	50	-100
Equity investments	7	20	-65
CIRR for ship finance	1,266	0	—

Total commitments	16,638	13,736	21

(1)	Commitment figures for 2013 deviate from the amounts disclosed previously, as commitments attributable to Guarantees have been reclassified from the individual product categories into the Guarantees product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2014, EUR 460 million of loan disbursements were supported by the ERP Special Fund.

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry must comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are also generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing and Transition Countries

In its promotion of developing and transition countries business, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and countries in transition, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for its promotion of developing and transition countries business in 2014 and 2013:

PROMOTION OF DEVELOPING AND TRANSITION COUNTRIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	7,356	5,268	40
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,473	1,450	2

Total commitments	8,829	6,718	31

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2014, approximately 23% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite) that are extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. Roughly 76% of the portion refinanced with KfW funds is guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), which are funded solely through funds raised by KfW in the capital markets. Since 2012, FZ-Förderkredite have been eligible for guarantees by a special guarantee facility of the Federal Republic. They may also meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it funds a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds in order to verify compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments in 2014 and 2013:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Loan commitments	5,526	3,244	70
of which federal funds	168	198	-15
of which KfW’s funds refinanced in the capital markets	5,358	3,046	76
Grant commitments	1,490	1,618	-8
Mandates (1)	340	406	-16

Total commitments	7,356	5,268	40

(1)	Mandates are grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels.

Total commitments of KfW Entwicklungsbank increased by 40% to EUR 7,356 million in 2014 (2013: EUR 5,268 million) due to increased loan commitments especially in the economic infrastructure sector. The relative share of loan commitments that were refinanced in the capital markets increased to 97% in 2014 (2013: 94%).

In 2014, Asia accounted for 30% of KfW Entwicklungsbank’s commitments; sub-Saharan Africa, for 17%; Middle East/North Africa, for 18%; Europe/Caucasus, for 11%; Latin America, for 16%; and trans-regional commitments accounted for 7%.

The following table shows KfW Entwicklungsbank’s commitments by sector in 2014:

	Year ended December 31,
	2014
	(EUR in millions)	(in % of total)
Economic infrastructure	2,950	40
Social infrastructure	1,589	22
Financial sector	1,408	19
Production sector	396	5
Others (1)	1,013	14

Total commitments	7,356	100

(1)	Consists of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2014, DEG maintained 13 representative offices in developing or transition countries. In 2014, DEG employed an average of 501 persons (2013: 484). At year-end 2014, DEG’s total assets amounted to EUR 5.3 billion (2013: EUR 4.8 billion).

DEG’s activities extend to various countries in Africa, Asia, Latin America, and Central and Eastern Europe. DEG aims to establish and expand private enterprise structures in these countries as a contribution to sustainable growth and lasting improvement in the living conditions of the local population. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services on a project-by-project basis.

DEG pursues four key economic aims in its private sector development policy:

•	promoting direct investment, including through DEG’s own venture capital activity;

•	providing long-term debt financing to investment projects;

•	investing in future markets; and

•	strengthening local capital markets through financial sector development.

DEG conducts its activities in cooperation with commercial banks rather than in competition with them. In its activities, DEG acts in accordance with commercial principles. Accordingly, it does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions. DEG also seeks to mobilize other partners in order to raise additional capital for investments in its projects.

As an instrumentality serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to corporate income tax. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint information technology management.

The following table shows DEG’s commitments in 2014 and 2013:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2014	2013	% change
	(EUR in millions)		(in %)
Loans	806	878	-8
Equity participations	380	329	16
Mezzanine financing	286	243	18
Guarantees	1	—	—

Total commitments	1,473	1,450	2

Capital Markets

KfW’s Capital markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s ABS (asset-backed securities) and ABCP (asset-backed commercial paper) Portfolio, which are part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”) and the provision of a loan facility to Greece on behalf of the Federal Government.

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. The group’s consolidated balance sheet total at year-end 2014 was EUR 489.1 billion. EUR 434.2 billion, or 89% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2014, KfW had EUR 17.8 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, approximately 72% of KfW Group’s total borrowings outstanding at the end of 2014 had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (referred to as “capital-market funding” below) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (referred to as “money-market funding” below) are primarily used for purposes of KfW’s liquidity management. The percentage of capital-market funding outstanding of total financial-market funds outstanding was 92% at the end of 2014.

All amounts stated in connection with KfW’s capital- and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding is based on three pillars: its “benchmark” bond programs (in euro and U.S. dollar); publicly-placed bonds outside the benchmark programs; and “private placements,” which is a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors.

In 2014, KfW started to issue green bonds as part of its “publicly-placed bonds” pillar. KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure to finance environmental projects. KfW’s green bonds are linked to KfW’s Erneuerbare Energien Standard Programm (Renewable Energies – Standard Program). While net proceeds from the sale of KfW green bonds are used in KfW’s general business, KfW simultaneously allocates an amount equal to the net proceeds of the green bonds to an internal account designated for “green bond” issuances. The balance of this internal account is completely reduced by amounts matching requests for disbursements under KfW’s “Renewable Energies – Standard Program” during the then current calendar year.

KFW’S GREEN BOND ISSUES 2014

	Aggregate principal amount in billions	Initial maturity (in years)	Interest rate in % per annum
KfW EUR Green Bond	1.5 EUR	5	0.375
KfW USD Green Bond	1.5 USD	5	1.750

In 2014, benchmark bonds accounted for a funding volume of EUR 32.5 billion, or 57%, of KfW’s total capital-market funding. The two other funding sources accounted for EUR 22.7 billion, or 39%, and EUR 2.3 billion, or 4%, respectively. Total capital-market funding in 2014 amounted to EUR 57.4 billion (2013: EUR 65.4 billion).

In 2014, KfW’s total new capital-market funding was raised in 13 different currencies and approx. 250 separate capital market transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 83% of KfW’s total new capital-market funding in 2014 (2013: 87%). The volume of new funds raised in Australian dollar increased from 4% to 5%, making it KfW’s third most significant funding currency in 2014. The volume of pound sterling and Japanese yen funding increased to 5% (2013: 2%) and 3% (2012: 2%), respectively.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2014 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	25.8	45
U.S. dollar (USD)	21.7	38
Australian dollar (AUD)	3.1	5
Pound sterling (GBP)	3.0	5
Japanese yen (JPY)	1.5	3
Other currencies (e.g., CAD, BRL and TRY)	2.4	4

Total	57.4	100

KfW expects its volume of funding to be raised in the capital markets in 2015 to be in a range of EUR 55 billion to EUR 60 billion.

The most important sources of capital-market funding for KfW are bond and note issues followed by promissory note loans. At year-end 2014, the amount of outstanding bonds and notes issued by KfW totaled EUR 370.0 billion, representing a EUR 9.8 billion increase from EUR 360.2 billion outstanding at year-end 2013.

In 2014, KfW sold four bond issues in an aggregate principal amount of EUR 16 billion under its euro benchmark program and five note issues in an aggregate principal amount of USD 22.0 billion under its U.S. dollar benchmark program. In addition to the benchmark issues, three additional series of global notes denominated in U.S. dollar and Canadian dollar were issued by KfW in 2014.

KFW’S BENCHMARK BOND ISSUES IN 2014

	Aggregate principal amount in billions	Initial maturity (in years)	Interest rate in % per annum
U.S. $-Benchmark I/2014	USD 4.0	5	1.875
U.S. $-Benchmark II/2014	USD 4.0	3	0.750
U.S. $-Benchmark III/2014	USD 6.0	2	0.500
U.S. $-Benchmark IV/2014	USD 3.0	3	0.875
U.S. $-Benchmark V/2014	USD 5.0	10	2.500
Euro-Benchmark I/2014	EUR 5.0	7	1.625
Euro-Benchmark II/2014	EUR 4.0	3	0.875
Euro-Benchmark III/2014	EUR 4.0	5	1.500
Euro-Benchmark IV/2014	EUR 3.0	10	0.050

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with EUR 8.7 billion outstanding at year-end 2014. Of this amount, EUR 2.4 billion was included on KfW’s consolidated statement of financial position in liabilities to banks and EUR 6.3 billion in liabilities to customers. Promissory note loans are a special instrument of the German capital market, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2014)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	27	FIXED	5.50	2005-2014	2015-2025	3.83	29,446,460,000.00	19,857,347,090.18
AUD	2	FLOATING	3.07	2011-2014	2016-2019	2.28	500,000,000.00	337,177,152.88
BRL	16	FIXED	7.70	2006-2014	2015-2020	1.43	5,295,990,000.00	1,641,632,956.73
CAD	13	FIXED	2.99	2005-2014	2015-2037	4.98	5,852,200,000.00	4,161,416,482.98
CHF	8	FIXED	2.64	2005-2010	2016-2037	7.35	3,105,000,000.00	2,582,335,329.35
CNY	2	FIXED	1.44	2013-2014	2015-2016	1.24	1,120,000,000.00	148,303,120.99
DEM	1	FIXED	7.00	1993	2023	8.25	105,985,000.00	54,189,270.03
EUR	229	FIXED	2.21	1986-2014	2015-2044	4.05	158,267,373,790.94	158,267,373,790.94
EUR	115	FLOATING	1.06	1999-2014	2015-2073	6.19	10,018,168,368.89	10,018,168,368.89
GBP	18	FIXED	4.25	2000-2014	2015-2037	5.78	19,431,687,000.00	24,947,601,746.05
GBP	10	FLOATING	0.66	1999-2013	2015-2041	1.05	2,120,470,982.71	2,722,391,812.44
HKD	2	FIXED	4.44	2004	2015-2017	1.66	435,000,000.00	46,193,055.12
ISK	1	FIXED	7.75	2007	2017	2.39	500,000,000.00	3,240,440.70
JPY	24	FIXED	2.47	1995-2014	2015-2038	12.47	201,491,000,000.00	1,387,392,412.01
JPY	462	FLOATING	2.31	1996-2014	2015-2044	13.89	566,425,000,000.00	3,900,192,797.99
MYR	1	FIXED	3.98	2007	2017	2.07	250,000,000.00	58,891,427.76
NOK	23	FIXED	4.29	2002-2013	2015-2036	4.18	30,735,000,000.00	3,399,137,359.01
NOK	2	FLOATING	1.57	2011	2015-2016	1.01	5,000,000,000.00	552,975,005.53
NZD	6	FIXED	4.47	2005-2014	2015-2020	2.32	1,950,000,000.00	1,256,038,647.36
PEN	1	FIXED	5.62	2010	2017	2.19	75,000,000.00	20,662,864.70
PLN	1	FIXED	4.50	2006	2025	10.11	71,105,030.65	16,639,761.92
RUB	2	FIXED	6.96	2012	2016-2017	1.68	8,500,000,000.00	117,505,564.23
SEK	11	FIXED	3.94	2006-2011	2015-2031	4.60	32,400,000,000.00	3,449,377,195.78
SEK	5	FLOATING	0.58	2008-2013	2015-2020	2.59	5,600,000,000.00	596,188,651.12
TRY	14	FIXED	6.89	2007-2014	2015-2019	1.88	3,253,640,000.00	1,148,884,180.80
USD	96	FIXED	2.10	1995-2014	2015-2045	4.05	135,269,319,463.48	111,415,303,075.09
USD	25	FLOATING	0.34	2005-2014	2015-2023	0.91	6,224,639,399.22	5,126,957,745.85
ZAR	8	FIXED	6.14	2005-2014	2015-2020	1.99	6,600,000,000.00	470,242,887.59

Total	1,125					4.29		357,703,760,194.02

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2014. For floating rate notes with interest rates that are fixed in arrears the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2014.

Money-Market Funding. Commercial paper is issued under two commercial paper programs: the EUR 40 billion multicurrency commercial paper program, which KfW intends to increase to EUR 50 billion in the near future, and the USD 10 billion commercial paper program. The multicurrency commercial paper program represents the most important source of short-term liquidity for KfW. As of December 31, 2014, KfW Group’s commercial paper outstanding totaled EUR 34.0 billion (year-end 2013: EUR 25.3 billion).

Public Funds. The proportion of public funds in the group’s borrowings was 1% at the end of 2014. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 5.2 billion as of December 31, 2014. The group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 173 million as of December 31, 2014. Public funds are made available to the group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries. Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing and transition countries. Public funds constituted approximately 23% of the sources of funding for KfW Entwicklungsbank’s commitments in 2014.

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, the substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2014		As of December 31, 2013
	2014	2013	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	467,585	456,567	20,942	24,933	16,223	18,508
Currency-related derivatives (1)	218,125	212,058	17,385	3,516	7,540	9,699
Credit derivatives as protection buyer	—	—	—	—	—	—
Miscellaneous	0	11	1	0	3	3

Total derivatives (2) (3)	685,711	668,636	38,329	28,449	23,766	28,210
Embedded derivatives accounted for separately	—	—	134	21	134	4

Total balance sheet items “derivatives subject to hedge accounting” and “other derivatives”	685,711	668,636	38,463	28,470	23,900	28,214

(1)	Includes cross-currency swaps.

(2)	Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2014	2013
	(EUR in millions)
Total positive fair value before netting	38,329	23,766
Total positive fair value after netting (1)	16,718	8,259
Collateral received	14,062	7,573
of which cash collateral	13,922	7,573

Total positive fair value after netting and collaterals	2,656	686

(1)	Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “derivatives used for hedge accounting” and “other derivatives.” For additional information on KfW Group’s derivatives exposure, see notes 9, 10, 11, 45, 46, 57, 58 and 73 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Market price risk” and “—Counterparty default risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2014, KfW Group held financial assets in an amount of EUR 30.7 billion (year-end 2013: EUR 30.6 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning financial assets. EUR 23.9 billion, or 78%, of all financial assets were held in the form of fixed income securities for liquidity purposes. The remaining financial assets were securities held as surrogate for loans or as equity investments in the context of KfW’s promotional business (e.g., ABS and ABCP Portfolio or DEG’s direct investments). Finally, equity participations held, directly or indirectly, by KfW made up only a very limited amount of the group’s financial assets.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio. The bulk of securities held in this portfolio are denominated in euro, with the remainder denominated in U.S. dollar. For its liquidity portfolio, which KfW holds as liquidity reserve, KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as asset backed securities. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the European Central Bank and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. At the end of 2014, KfW held securities in the aggregate amount of EUR 23.9 billion in its liquidity portfolio. For financial reporting purposes, securities denominated in U.S. dollar were converted into euro at the currency exchange rate as of December 31, 2014. In addition to these securities, as of December 31, 2014, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in the amount of EUR 28.1 billion.

Investments in the ABS and ABCP Portfolio. In 2014, KfW provided EUR 1.2 billion (2013: EUR 0.7 billion) for financing SMEs by investing in senior tranches of securitized assets (e.g., SME lease and loan portfolios) as well as asset-backed commercial paper in order to enable SMEs to benefit from sustainable and stable refinancing. As of December 31, 2014, the overall ABS and ABCP portfolio volume amounted to EUR 1.8 billion.

Investments in Green Bond Portfolio. In order to complement KfW’s sustainability strategy, KfW intends to set up a green bond portfolio over the coming years with a targeted volume of up to EUR 1.0 billion. Whether and when investments will be made will depend on supply, quality and prevailing market conditions.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government,

KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

In the case of Deutsche Telekom, on May 15, 2014, the shareholders’ meeting resolved to pay out a dividend of EUR 0.50 per share for 2013. As in the previous year, shareholders were given the choice to receive dividends in cash or in shares. KfW received new shares from the scrip dividend and increased its total ownership interest in Deutsche Telekom to approximately 791.2 million ordinary registered shares compared to its total ownership interest of 774.9 million ordinary registered shares as of December 31, 2013. After distribution of the scrip dividend, KfW’s stake in Deutsche Telekom remained nearly unchanged at approximately 17.4% as of June 17, 2014, which also represents the stake at year-end 2014 (December 31, 2013: 17.4%). To KfW’s knowledge, the stake of the Federal Republic of Germany declined to approximately 14.3% compared to 14.5% as of December 31, 2013.

At year-end 2014, KfW’s total shareholding in Deutsche Post had remained unchanged compared to year-end 2013 at approximately 21.0%.

To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the above-mentioned agreement with the Federal Government, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are not included in financial assets, but are presented on KfW’s consolidated statement of financial position as loans and advances to customers.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2014, the total amount outstanding of this loan to Greece amounted to EUR  15.2 billion.

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG, which is held directly by KfW, and KfW IPEX-Bank, which is held indirectly via KfW IPEX-Beteiligungsholding GmbH. KfW Beteiligungsholding GmbH, a direct subsidiary of KfW, holds several other strategic subsidiaries and equity participations. At year-end 2014, important assets of KfW Beteiligungsholding GmbH consisted of 100% stakes in Finanzierungs- und Beratungsgesellschaft mbH, ASTRA-Grundstücksgesellschaft mbH (in liquidation) and tbg Technologie-Beteiligungs-Gesellschaft mbH.

Airbus Group (EADS N.V.)

In 2007, KfW, together with 14 other investors, agreed to acquire jointly from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), of which the economic interest was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows it to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV had increased its equity stake in EADS by buying approximately 1.87 million shares. In 2014, EADS changed its legal name to Airbus Group N.V. (“Airbus”). At year-end 2014, KfW held, through GZBV, an equity stake of approximately 9.21% in Airbus. Together with the other investors’ interests in GZBV, this equalled a total equity stake of 10.92% in Airbus.

KfW’s investments in Airbus were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). KfW is fully protected by the Federal Republic against any economic risks resulting from its total investment in Airbus.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2014

(EUR in millions)
Borrowings
Short-term funds	34,213
Bonds and other fixed-income securities	370,034
Other borrowings	27,685
Subordinated liabilities (1)	2,247

Total borrowings	434,179

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	7,197
Reserve from the ERP Special Fund	1,191
Retained earnings	10,019
Fund for general banking risks	500
Revaluation reserve	-608

Total equity	21,598

Total capitalization	455,777

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 2,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2014, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of promotional reserves (Förderrücklage) from the ERP Special Fund of EUR 5,900 million.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

In April 2014, Dr Ingrid Hengster joined KfW’s Executive Board as successor of Dr. Axel Nawrath, whose contract expired in March 2014. In July 2014, Bernd Loewen started his second term as member of KfW’s Executive Board. In September 2014, Dr Edeltraud Leibrock informed KfW’s Board of Supervisory Directors that she does not intend to serve a second term as member of KfW’s executive board. Dr Leibrock’s current term ends in September 2015.

In light of the bank regulatory requirements for risk management systems set forth in the KWG and MaRisk, KfW plans to separate the chief financial officer and chief risk officer responsibilities, which are currently both headed by Mr Loewen, in the near future. After the separation, Mr Loewen will focus on Accounting and Information Technology and will act as Chief Financial Officer of KfW.

The following biographical information on the current members of the Executive Board includes their ages as of April 16, 2015, the year in which they were appointed, and their current positions and areas of responsibility.

Dr Ulrich Schröder

Age: 63

Dr Ulrich Schröder joined KfW Group as Chief Executive Officer of KfW’s Executive Board in September 2008. He is in charge of Management Affairs and Communication, Group Development and Economics, Internal Auditing, Compliance, and Sustainability. Dr Schröder’s current tenure will end in 2017.

Dr Schröder studied law and business administration at the University of Münster, Germany, and received his doctorate in law in 1983. He joined Westdeutsche Landesbank Girozentrale (WestLB), Düsseldorf/Münster, Germany, in 1983. Following various management positions, amongst others in the corporate clients unit, as a branch manager and board member of WestLB France, Paris, and as the manager of WestLB’s chemicals/life sciences unit, he was appointed to the Managing Board of WestLB in April 2002. In August 2002, he joined the Managing Board of the newly established NRW.BANK, Düsseldorf/Münster, Germany, and was appointed Chairman of the Managing Board in 2006.

Dr Schröder is a member of the Supervisory Boards of Deutsche Post AG, Bonn, Germany, Deutsche Telekom AG, Bonn, Germany, DEG, Cologne, Germany, and the “2020 European Fund for Energy, Climate Change and Infrastructure,” Luxembourg.

In addition, Dr Schröder is a member of the Advisory Board of HSBC Trinkaus & Burkhardt AG, Düsseldorf, Germany, and a member of the Economic Advisory Board of Fraport AG, Frankfurt am Main, Germany.

Dr Günther Bräunig

Age: 59

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. He is in charge of Financial Markets, Central Services, Human Resources, and Legal Affairs. Dr Bräunig’s current tenure will end in 2016.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Market department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. Between August 2007 and October 2008 he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of this latter appointment, Dr Bräunig temporarily ceased to perform his functions as member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the Supervisory Boards of pbb Deutsche Pfandbriefbank AG, Munich, Germany, and Hypo Real Estate Holding AG, Munich, Germany. He is also member of the Strategic Committee of AFT (Agence France Tresor), Paris, France, and Chairman of the Advisory Council of True Sale International GmbH, Frankfurt am Main, Germany.

Dr Ingrid Hengster

Age: 54

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business (Mittelstandsbank, Kommunal- und Privatkundenbank/Kreditinstitute), Sales, New Business Credit Service and Environmental Issues. Dr Hengster’s current tenure will end in 2018.

Dr Hengster holds a Ph.D. in Law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined COMMERZBANK Aktiengesellschaft where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG. Dr Hengster is member of the supervisory board of ThyssenKrupp AG, Essen, Germany. Additionally, she serves as expert on the board of directors of the European Investmentbank, Luxemburg.

Dr Norbert Kloppenburg

Age: 58

Dr Norbert Kloppenburg became a member of KfW’s Executive Board in January 2007. He is in charge of International Finance (KfW Entwicklungsbank, DEG, Export and project finance). Dr Kloppenburg’s current tenure will end in 2016.

Dr Kloppenburg joined KfW Group in 1989 as Project Manager in the West Africa department of KfW Entwicklungsbank. In 1998, he became First Vice President and Head of the Export and Project Finance, Energy and Environmental Technology department. In 2002, he became Senior Vice President and Head of the Asia and Europe department of KfW Entwicklungsbank.

Dr Kloppenburg studied agricultural economics and social sciences at the University of Bonn, Germany and obtained an agricultural doctorate there. From 1982 until 1989, Dr Kloppenburg worked as a consultant for the Ministry of Planning in Bujumbura, Burundi. From 1985 to 1989, he worked as a representative of the German Konrad-Adenauer-Foundation in New Delhi and Madras, India.

Dr Kloppenburg serves as Chairman of the Supervisory Board of KfW IPEX-Bank, Frankfurt am Main, Germany, deputy Chairman of the Supervisory Board of DEG, Cologne, Germany, and is member of the Supervisory Boards Deutsche Energie-Agentur, Berlin, Germany, and Hamburger Hafen und Logistik AG, Hamburg, Germany.

Dr Edeltraud Leibrock

Age: 50

Dr Edeltraud Leibrock joined KfW Group as a member of KfW’s Executive Board in October 2011. She is in charge of Organization and Consulting and Transaction Management. Dr Leibrock’s current tenure will end in September 2015.

Dr Leibrock studied mathematics, biology and physics at the University of Regensburg, Germany, and graduated with degrees in biology and physics in 1992. In 1996, she obtained a doctorate in natural sciences at the Technical University Hamburg, Germany. From 2009 to 2011, Dr Leibrock directed the Group IT division of BayernLB, Munich, Germany, as its Chief Information Officer and Executive Manager. From 2000 to 2009, she worked as a management consultant at the Boston Consulting Group, focusing on banks and financial services. From 1998 to 1999, Dr Leibrock was a visiting scientist at NOAA (National Oceanic and Atmospheric Admin / Department of Commerce) in Boulder, Colorado, USA.

Dr Leibrock is member of the Supervisory Board of Deutsche Flugsicherung GmbH, Langen, Germany. In addition, Dr Leibrock exercises a supervisory function at Frankfurter Stiftungskrankenhäuser e.V., Frankfurt, Germany and is member of the Executive Board of the KfW Foundation.

Bernd Loewen

Age: 49

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Risk Management and Controlling, Accounting, and Portfolio Credit Service and Information Technology. Mr Loewen’s second tenure will end in 2019.

Mr Loewen studied business administration at the University of Münster, Germany and graduated in 1991. From 2005 to 2009, he was a member of the Management Board of BRE Bank SA, Warsaw, Poland. Prior to that, he worked nine years at COMMERZBANK Aktiengesellschaft, first in the Frankfurt am Main, Germany, based Group Strategy and Equity Derivatives Trading departments and later as Managing Director of the New York, USA, based subsidiary Commerz Capital Markets Corporation.

Mr Loewen is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany, a member of the supervisory board of The Currency Exchange Fund (TCX), Amsterdam, Netherlands, and an advisory member of the steering committee of the Sonderfonds Finanzmarktstabilisierung, known as SoFFin, Berlin, Germany. In addition, Bernd Loewen is a member of the executive board of Gesellschaft für Risikomanagement und Regulierung e.V., Frankfurt am Main, Germany and a member of the supervisory board of Senckenberg Gesellschaft für Naturforschung (SGN), Frankfurt a. M., Germany.

For information on the remuneration of the Executive Board, see note 81 to the financial statements included in Exhibit  (e) to this annual report.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation, Building and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two representatives of industry; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the former serving as Chairman for the year 2015. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade, or unrated borrowers, certain unsecured loans, and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

As disclosed under “KfW—General—Supervision and Regulation,” bank regulatory requirements for corporate governance generally have begun to apply to KfW by analogy in 2014.

In order to reflect these requirements, the Board of Supervisory Directors’ committee structure was adjusted. As a result of these adjustments, KfW’s Board of Supervisory Directors’ committee structure now comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). In order to establish the legal basis for these adjustments, KfW’s Bylaws were amended accordingly and entered into force on August 1, 2014.

The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may take decisions on the Board of Supervisory Director’s behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of April 16, 2015, the members of the Board of Supervisory Directors were:

Name	Position
Jan Bettink	President of the Verband Deutscher Pfandbriefbanken (vdp); representative of the mortgage banks
Anton F. Börner	President of the Bundesverband Großhandel, Außenhandel, Dienstleistungen (BGA) e.V.; representative of the wholesale and foreign trade sector
Hans-Dieter Brenner	Chairman of the Executive Board of Helaba Landesbank Hessen-Thüringen, Frankfurt/Main; representative of a credit institution prominent in the field of industrial credit
Frank Bsirske	Chairman of ver.di – Vereinigte Dienstleistungsgewerkschaft; representative of the trade unions
Jens Bullerjahn	Minister of Finance of the State of Saxony-Anhalt; appointed by the Bundesrat
Alexander Dobrindt	Federal Minister of Transport and Digital Infrastructure
Georg Fahrenschon	President of the Deutscher Sparkassen- und Giroverband (DSGV); representative of the savings banks
Robert Feiger	Chairman of the IG Bauen-Agrar-Umwelt (construction, agriculture and environment); representative of the trade unions
Klaus-Peter Flosbach	Member of Parliament; appointed by the Bundestag
Sigmar Gabriel	Federal Minister for Economic Affairs and Energy; Chairman in 2014
Hubertus Heil	Member of Parliament; appointed by the Bundestag
Dr Barbara Hendricks	Federal Minister for the Environment, Nature Conservation, Building and Nuclear Safety
Prof Dr Hans-Günter Henneke	Managing Member of the Executive Committee of the German County Association; representative of the local municipalities
Gerhard Hofmann	Member of the Board of Managing Directors of Bundesverband der Deutschen Volksbanken und Raiffeisenbanken e.V. (BVR); representative of the cooperative banks
Reiner Hoffmann	Chairman of the Deutscher Gewerkschaftsbund; representative of the trade unions
Bartholomäus Kalb	Member of Parliament; appointed by the Bundestag
Dr Markus Kerber	Executive Director of the Bundesverband der Deutschen Industrie e.V. (BDI); representative of the industry
Stefan Körzell	Member of the Federal Executive Committee of Deutscher Gewerkschaftsbund (DGB); representative of the trade unions
Matthias Kollatz-Ahnen	Senator for Finance in the city state of Berlin, appointed by the Bundesrat
Dr h.c. Jürgen Koppelin	Former Member of Parliament; appointed by the Bundestag
Dr Gesine Lötzsch	Member of Parliament; appointed by the Bundestag
Dr Gerd Müller	Federal Minister for Economic Cooperation and Development
Joachim Rukwied	President of the Deutscher Bauernverband e.V. (DBV); representative of the agricultural sector
Dr Wolfgang Schäuble	Federal Minister of Finance; Deputy Chairman in 2014
Dr Nils Schmid	Minister of Finance and Economic Affairs of the State of Baden-Württemberg; appointed by the Bundesrat

Name	Position
Christian Schmidt	Federal Minister of Food and Agriculture
Andreas Schmitz	Member of the Presidency of the Bundesverband Deutscher Banken e.V. (BdB); Chairman of the Management Board of HSBC Trinkaus & Burkhardt AG; representative of the commercial banks
Carsten Schneider	Member of Parliament; appointed by the Bundestag
Peter-Jürgen Schneider	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat
Holger Schwannecke	Secretary General of the Zentralverband des Deutschen Handwerks (ZDH); representative of the skilled crafts sector
Erwin Sellering	Minister President of the State of Mecklenburg-Vorpommern; appointed by the Bundesrat
Dr Markus Söder	State Minister of Finance of the Free State of Bavaria; appointed by the Bundesrat
Dr Frank-Walter Steinmeier	Federal Minister for Foreign Affairs
Dr Norbert Walter-Borjans	Minister of Finance of the State of Northrhine-Westphalia; appointed by the Bundesrat
Dr Martin Wansleben	Chief Executive of the Deutscher Industrie- und Handelskammertag e.V. (DIHK); representative of the industry
Dr Kai H. Warnecke	Chief Executive of Haus & Grund Germany; representative of the housing sector

For information concerning the remuneration of the Board of Supervisory Directors, see note 81 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2014, KfW Group employed an average of 5,518 persons (excluding members of the Executive Board and trainees, but including temporary personnel) (2013: 5,374 persons). Approximately 31% of KfW’s staff is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 24% is engaged in KfW’s domestic business activities, 23% in promotion of developing and transition countries, 12% in export and project finance, and the balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

For more information concerning KfW Group’s employees, see note 80 to the financial statements included in Exhibit (e) to this annual report.

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population is estimated to have been approximately 81.1 million at the end of 2014 compared to 80.8 million people at the beginning of 2014. This was a year-on-year population increase for the fourth year in a row. The increase was again due to Germany’s migration surplus, which more than offset the birth deficit (i.e., the negative difference between births and deaths). In 2012, approximately 16% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2014, Tables 1.1.2, 2.1.9 (https://www.destatis.de/DE/Publikationen/StatistischesJahrbuch/StatistischesJahrbuch2014.pdf?__blob=publicationFile); Statistisches Bundesamt, Germany’s population grew again in 2014, press release of January 21, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/01/PE15_024_12411.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2013 (1)	2012 (1)	2011 (1)	2010 (2)	2009 (2)

	(number of persons)
Total population	80,767,463	80,523,746	80,327,900	81,751,602	81,802,257

Age distribution	(percent of total population)
Under 20	18.1	18.2	18.4	18.4	18.8
20-40	24.1	23.9	23.9	24.2	24.3
40-60	30.7	31.0	31.1	31.1	31.0
60-80	21.7	21.5	21.3	21.0	20.8
80 and more	5.4	5.4	5.3	5.3	5.1

Growth rate	(percent change on the previous year)
Total population	0.3	0.2	—	-0.1	-0.2
Under 20	-0.2	-0.6	—	-1.7	-1.8
20-40	0.8	0.4	—	-0.7	-1.5
40-60	-0.5	-0.2	—	0.2	0.6
60-80	1.2	1.2	—	0.9	0.8
80 and more	0.9	1.3	—	3.0	2.9

(1)	Population based on data from the 2011 Census (preliminary results of April 10, 2014).

(2)	Population based on former censuses.

Sources: Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D1&https=1); Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

With the publication of the first census results for reference date May 9, 2011 (“2011 Census”), on May 31, 2013, a new basis was provided for intercensal population updates. Compared with the number of inhabitants previously applicable on the basis of official intercensal population updates, there were approximately 1.5 million fewer inhabitants in Germany at the 2011 Census reference date than previously assumed. The population data previously provided for 2011 and 2012 were intercensal estimates based on the population census of 1987 (in western Germany) and on an extract from the Central Population Register of the former GDR of October 3, 1990 (in eastern Germany). These data have been revised, taking account of the 2011 Census results and the subsequent recalculation of population data for 2011.

Sources: Statistisches Bundesamt, State & Society, Current Population based on the 2011 Census (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/CurrentCensus.html); Statistisches Bundesamt, 2011 Census: 80.2 million inhabitants lived in Germany on 9 May 2011, press release of May 31, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/05/PE13_188_121.html).

Notwithstanding the small population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term.

Source: Statistisches Bundesamt, New projection of Germany’s population by 2060, press release of April 28, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_153_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 22, 2013. It is expected that the next general election will be held in September 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice - The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 18 electoral periods. The most recent general election, held in September 2013, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD), led by Chancellor Dr Angela Merkel (CDU). Dr Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013 (http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html); Shaping Germany’s Future. Coalition Agreement between CDU, CSU and SPD (https://www.cdu.de/sites/default/files/media/dokumente/koalitionsvertrag.pdf).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2013 Elections		2009 Elections		2005 Elections		2002 Elections		1998 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	41.5	311	33.8	239	35.2	226	38.5	248	35.1	245
SPD	25.7	193	23.0	146	34.2	222	38.5	251	40.9	298
Die Linke. (1)	8.6	64	11.9	76	8.7	54	4.0	2	5.1	36
Bündnis 90/Die Grünen	8.4	63	10.7	68	8.1	51	8.6	55	6.7	47
FDP	4.8	—	14.6	93	9.8	61	7.4	47	6.2	43
Others	10.9	—	6.0	—	3.9	—	3.0	—	5.9	—

Total		631		622		614		603		669

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2013, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6; The Federal Returning Officer, Official final result of the 2013 Bundestag Election, press release of October 9, 2013 (http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_13/presse/034w13_Endgueltiges_amtliches_Ergebnis.html).

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade, a member of the World Trade Organization (“WTO”) and a prospective founding member of the Asian Infrastructure Investment Bank. It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the European Union. Today, the Federal Republic is one of 28 member states of the EU, which apart from the Federal Republic include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (the “Member States”). According to provisional data, the aggregate population of the Member States was approximately 507 million as of January 1, 2014. The EU is still in the process of enlargement. Formal membership negotiations have been opened with Turkey, Montenegro and Serbia. The former Yugoslav Republic of Macedonia and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates. Iceland’s minister for foreign affairs announced in mid-March 2015 that Iceland will not continue accession talks and that Iceland should no longer be considered a candidate for EU accession.

Sources: Europa.eu, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); Europa.eu, 2000-2009: Further expansion (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); Europa.eu, 2010-today: A decade of opportunities and challenges, 2013 (http://europa.eu/about-eu/eu-history/2010-today/2013/index_en.htm); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); Europa.eu, Enlargement, Countries preparing to join, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm); Europa.eu, Enlargement, Countries preparing to join, Serbia (http://ec.europa.eu/enlargement/countries/detailed-country-information/serbia/index_en.htm); Ministry for Foreign Affairs, Letter to the Latvian Presidency of the Council of the European Union and to the Commissioner for European Neighbourhood Policy & Enlargement Negotiation, dated March 12, 2015( http://www.mfa.is/media/gunnar-bragi/Bref-ESB-ENS-pdf.pdf).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2015 EU budget, which was adopted by the European Parliament in December 2014, amounts to EUR 145.3 billion in commitment appropriations and EUR 141.2 billion in payment appropriations. The entire EU budget represents slightly more than 1% of the EU gross national income.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); European Commission, Banking (http://ec.europa.eu/internal_market/bank/index_en.htm); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Budget, Annual Budget, 2015 (http://ec.europa.eu/budget/annual/index_en.cfm?year=2015); European Parliament, Parliament approves EU budgets for 2014 and 2015, press release of December 17, 2014 (http://www.europarl.europa.eu/news/en/news-room/content/20141212IPR01102/html/Parliament-approves-EU-budgets-for-2014-and-2015).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia and Latvia subsequently joined the euro area. The most recent addition was Lithuania, which joined the euro area on January 1, 2015.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Lithuania joins the euro area, press release of January 1, 2015 (http://www.ecb.europa.eu/press/pr/date/2015/html/pr150101.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

In light of the challenges posed by the ongoing economic and financial crisis in certain Euro Area Member States, the Member States have taken a series of measures to strengthen economic and budgetary coordination for the EU as a whole and for the euro area in particular. The process is still ongoing. The enhanced and strengthened EU economic governance framework consists of the following main components.

Stability and Growth Pact. To ensure continuous budgetary discipline in the EMU, the Member States established the Stability and Growth Pact (the “SGP”) in 1996. The SGP was enhanced by a package of six legislative acts (commonly known as the “six-pack”), which entered into force in December 2011. Parts of the six-pack reinforce both the preventive and the corrective arm of the SGP. The preventive arm of the SGP guides Member States towards a country-specific, medium-term budgetary objective, which seeks to ensure the sustainability of public finances. To assess progress towards this objective, in addition to the structural budget balance (defined as the cyclically adjusted balance net of one-off and temporary measures), the rules provide for an “expenditure benchmark.” This expenditure benchmark places a cap on the annual growth of public expenditures according to a medium-term rate of gross domestic product (“GDP”) growth. For Member States that have not yet reached their medium-term budgetary objective, the rate of growth of expenditures should be below this reference rate in order to ensure adequate progress. Under the amended SGP, a significant deviation from the medium-term budgetary objective, or from an appropriate adjustment path towards it, can lead to a financial sanction for Euro Area Member States (an interest-bearing deposit of 0.2% of GDP). Such sanctions are proposed by the European Commission and adopted by reverse qualified majority voting in the Economic and Finance Affairs Council (the “Ecofin Council”), a mechanism which implies that a recommendation or a proposal of the European Commission is considered adopted in the Ecofin Council unless a qualified majority of Member States votes against it, thus ensuring more automatic enforcement.

The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP is a mechanism established in the EU treaties requiring Member States to keep their general government deficits equal or below 3% of GDP and general government gross debt equal or below (or on a sufficiently downward trend towards) 60% of GDP. Previously, the implementation of the EDP by EU regulations only provided for an EDP to be triggered on the basis of a deficit in excess of 3% of GDP. The six-pack gives effect to the debt criterion, so that an EDP may also be launched on the basis of a debt ratio in excess of 60% of GDP. A Member State may become subject to an EDP even if its deficit is equal or below 3% of GDP if the gap between its debt level and the 60% reference is not reduced on average by 1/20th annually. The EDP provides that the Ecofin Council decides with a qualified majority whether an excessive deficit has been incurred after taking into account all relevant factors that have been agreed upon by Member States as well as the impact of the economic cycle. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at deficit reduction and then reviews the corrective measures taken by the Member State. Under the amended SGP, financial sanctions for Euro Area Member States are imposed at an earlier stage of the EDP. A non-interest bearing deposit of 0.2% of GDP may be requested from a Euro Area Member State that is placed in an EDP on the basis of its deficit or its debt. Failure of a Euro Area Member State to comply with recommendations for corrective action will result in a fine of 0.2% of GDP. As in the preventive arm of the SGP, these new sanctions will be proposed by the European Commission and adopted by reverse qualified majority voting in the Ecofin Council. Finally, if the Euro Area Member State further fails to take effective action, the sanctions already provided for in the EU treaties can be imposed (as a rule, a fine of up to 0.5% of GDP).

In May 2013, two further regulations, known as the “two-pack”, entered into force. These regulations apply to Euro Area Member States only. The procedures are designed to complement the SGP and to further improve budgetary coordination in the euro area. The two-pack sets a common budgetary timeline and rules for Euro Area Member States. Euro Area Member States must publish their draft budgets by October 15 for the following year. The European Commission will examine and give an opinion on each draft budget, by November 30 at the latest. If the European Commission detects severe non-compliance with the SGP, it will ask the Euro Area Member State to submit a revised plan. The two-pack was designed to strengthen monitoring and surveillance for Euro Area Member States in EDP and for Euro Area Member States threatened with or experiencing serious difficulties regarding their financial stability.

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ec/032a0003.htm); Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2010:083:SOM:EN:HTML); European Commission, Economic and Financial Affairs, Economic Governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Economic and Financial Affairs, Economic Governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898);‘Two-Pack’ enters into force, completing budgetary surveillance cycle and further improving economic governance for the euro area, press release of May 27, 2013 (http://europa.eu/rapid/press-release_MEMO-13-457_en.htm).

Macroeconomic Imbalance Procedure. The economic and financial crisis in the euro area demonstrated a need for strengthened surveillance of the economic policies of the Member States beyond the fiscal field. Accordingly, in 2011, the macroeconomic imbalance procedure (“MIP”) was established as part of the six-pack legislation described above. The aim of the MIP is to identify potential risks early on, prevent the emergence of harmful imbalances and correct any existing excessive imbalances. The preventive arm of the process relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to adopt recommendations to the affected Member State at an early stage. In cases where excessive macroeconomic imbalances have already arisen, there is a corrective arm through which an excessive imbalance procedure may be initiated against a Member State by a Council decision with qualified majority. In this case, the Member State concerned will have to submit a corrective action plan which will be monitored by the European Commission on the basis of regular progress reports submitted by such Member State. In addition, a new enforcement regime has been introduced for Euro Area Member States, which, as a measure of last resort, imposes financial sanctions if the Euro Area Member State repeatedly does not comply with its obligations. The Council is to rely on reverse qualified majority voting to take the decisions leading up to sanctions. The financial sanctions may eventually result in a fine of up to 0.1% of GDP. In the most recent surveillance cycle, 16 Member States including Germany were subject to an in-depth review in the context of the MIP and found to be experiencing macroeconomic imbalances of various natures and magnitudes. See “The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Economic and Financial Affairs, Economic Governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); EU Economic governance “Six-Pack” enters into force, press release of December 12, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/898); European Commission, European Semester 2015: country-specific updates, fact sheet of February 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-4511_en.htm).

Treaty on Stability, Coordination and Governance in the EMU. In March 2012, the Heads of State or Government of all Member States, with the exception of the United Kingdom and the Czech Republic, signed the Treaty on Stability, Coordination and Governance in the EMU. On January 1, 2013, this treaty was ratified by twelve Euro Area Member States and entered into force. Its provisions are binding for Euro Area Member States, while the other Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The core set of rules aims at further strengthening fiscal discipline within the euro area and is also known as the “fiscal compact.” The Treaty on Stability, Coordination and Governance in the EMU is not EU law but an entirely new intergovernmental agreement. Therefore, the fiscal compact does not replace the SGP, but is applicable in parallel to the SGP. The fiscal compact requires contracting parties to ensure convergence towards the country-specific medium-term budgetary objectives, as defined in the SGP, with an upper limit of a structural deficit of 0.5% of GDP. In the event of a deviation from this rule, an automatic correction mechanism will be triggered, with escape clauses for exceptional circumstances. These budget rules were required to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest. If a contracting party does not comply with this obligation, the matter is to be brought before the EU Court of Justice. The court’s judgment would be binding, and, in the case of non-compliance with the judgment, could be followed up with a penalty of up to 0.1% of GDP, payable to the European Stability Mechanism (“ESM”) in the case of Euro Area Member States. A full assessment of the transposition of the fiscal compact into national law is scheduled to be concluded by mid-2015. Moreover, the contracting parties agreed that from March 1, 2013, financial assistance will only be granted under the ESM if the relevant Member State has ratified the Treaty on Stability, Coordination and Governance in the EMU and transposed the provisions relating to the balanced budget rule into national law within the time frame set in the fiscal compact. For more information, see “—Response to the European Sovereign Debt Crisis—Treaty on the European Stability Mechanism.” Finally, the fiscal compact includes a commitment by Euro Area Member States to adopt the European Commission’s recommendations in the framework of an EDP unless opposed by a qualified majority. In fact, this commitment extends the use of reverse qualified majority voting to all stages of an EDP, even if this is not provided for in EU treaties and regulations.

Sources: Six-pack? Two-pack? Fiscal compact? A short guide to the new EU fiscal governance (http://ec.europa.eu/economy_finance/articles/governance/2012-03-14_six_pack_en.htm); Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/128454.pdf); European Council, Fiscal compact enters into force; press release of December 21, 2012 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134543.pdf); Eurogroup, Eurogroup Statement on the Draft Budgetary Plans 2015, press release of December 8, 2014 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/146100.pdf).

Response to the European Sovereign Debt Crisis

Temporary Financial Backstop Mechanism. In May 2010, the Council and the Member States decided to set up a temporary stability mechanism to preserve the stability of the euro area by providing temporary financial assistance to Euro Area Member States if needed. One part of the mechanism consisted of a new community instrument (the European Financial Stabilisation Mechanism, or “EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States established the European Financial Stability Facility (“EFSF”) as a société anonyme under Luxembourg law on June 7, 2010. The EFSF has provided financial assistance to Euro Area Member States in financial difficulties subject to conditions which were to be negotiated with the European Commission together with the ECB and the IMF and to be approved by the euro area finance ministers. The EFSF has a lending capacity of EUR 440 billion backed by guarantees extended by the Euro Area Member States. These guarantees total EUR 780 billion, but Euro Area Member States receiving or having received financial support may opt out of the guarantee structure, which applies to Ireland, Portugal, Greece and Cyprus. As a result, the EFSF has effective guarantees totaling EUR 724.5 billion. The EFSF was created as a temporary institution and therefore since July 1, 2013 may no longer engage in new financing programs, although the EFSF will continue to service existing commitments. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB. Accordingly, the Federal Republic contributes approximately 29% of the total effective guarantees. As of the end of March 2015, the EFSF had outstanding bonds and bills of approximately EUR 196 billion.

Sources: EFSF FAQ Update as of January 16, 2015 (http://www.efsf.europa.eu/attachments/EFSF%20FAQ%202015-01-16.pdf); European Commission, Economic and Financial Affairs, Intergovernmental support mechanisms, European Financial Stability Support (EFSF) (http://ec.europa.eu/economy_finance/european_stabilisation_actions/index_en.htm); European Commission, Economic and Financial Affairs, European Financial Stabilisation Mechanism (EFSM) (http://ec.europa.eu/economy_finance/eu_borrower/efsm/index_en.htm); EFSF, Investor Relations, Transactions (http://www.efsf.europa.eu/investor_relations/issues/index.htm).

Treaty on the European Stability Mechanism. In February 2012, the Euro Area Member States signed the revised treaty on the European Stability Mechanism (“ESM”). The ESM treaty entered into force on September 27, 2012, and the ESM was inaugurated on October 8, 2012 following ratification by all then 17 Euro Area Member States.

The ESM has been designed as a permanent stability mechanism that assumes the tasks fulfilled by the EFSF and the EFSM and is established as an intergovernmental organization under public international law. Following the accession of Latvia in 2014 and Lithuania in 2015, the ESM has an effective lending capacity of EUR 500 billion backed by total subscribed capital of approximately EUR 704.8 billion. Of this amount, approximately EUR 80.5 billion is in the form of paid-in capital provided by the Euro Area Member States and approximately EUR 624.3 billion in the form of callable capital committed by Euro Area Member States. The 17 founding members of the ESM completed their payment of paid-in capital on April 30, 2014. Latvia and Lithuania are in the process of providing their shares of paid-in capital in five annual installments. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributes approximately EUR 22 billion of paid-in capital to the ESM.

The ESM’s purpose is to provide financial assistance to Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The range of instruments available to ESM includes loans to Euro Area Member States in financial difficulties, interventions in the primary and secondary debt markets, credit lines to non-program countries within the framework of a precautionary program and the recapitalization of financial institutions through loans to governments. In addition, the ESM may recapitalize financial institutions directly since December 2014. The so-called “direct recapitalization instrument” is one element of Europe’s banking union. For more information on the European banking union, see “Monetary and Financial System — The European Financial System — European System of Financial Supervision and European Banking Union.” Financial support is subject to strict economic policy conditionality appropriate to the instrument chosen.

Furthermore, parallel to the Treaty on Stability, Coordination and Governance in the EMU, the contracting parties stated in the ESM treaty that as of March 1, 2013, only Euro Area Member States that have ratified the fiscal compact and have implemented the balanced budget rule as specified in the fiscal compact within the agreed timeline (one year after entry into force) are eligible for financial support from the ESM. Financial assistance from the ESM is activated upon a Euro Area Member State’s request. Once such a request is made, active participation of the IMF will be sought. The ESM’s rules provide for case-by-case participation of private sector creditors, consistent with IMF policies. In order to facilitate this process, the inclusion of standardized and identical collective action clauses in the terms and conditions of all new euro area government bonds with a maturity of more than one year, has been mandatory since January 1, 2013. ESM loans enjoy preferred creditor status in a similar fashion to those extended by the IMF, while accepting preferred creditor status of the IMF over the ESM. In the event of ESM financial assistance in the form of ESM loans following a European financial assistance program existing at the time of the signature of this Treaty, the ESM will enjoy the same seniority as all other loans and obligations of the beneficiary ESM Member, with the exception of the IMF loans.

In principle, decisions under the ESM are taken by mutual agreement. However, the ESM treaty also provides for an emergency voting rule. In the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule.

As of July 1, 2013, the ESM became the sole and permanent mechanism for responding to new requests for financial assistance by Euro Area Member States. As mentioned above, the EFSF is envisaged to remain active only in the financing programs that started before the ESM Treaty was signed (Greece; the programs for Portugal and Ireland already ended).

As of the end of March 2015, the ESM had loans outstanding to Spain and Cyprus of approximately EUR 44 billion.

On March 18, 2014, the German Federal Constitutional Court (Bundesverfassungsgericht) handed down its decision in the main proceedings challenging the ESM treaty and the fiscal compact. The decision affirmed the preliminary ruling the court had handed down in September 2012, which had approved the ratification by the Federal Republic of the ESM treaty and the fiscal compact.

Sources: European Commission, Economic and Financial Affairs, Intergovernmental support mechanisms, European Stability Mechanism (ESM) (http://ec.europa.eu/economy_finance/assistance_eu_ms/intergovernmental_support/index_en.htm); ESM FAQ as of February 3, 2015 (http://www.esm.europa.eu/pdf/2015-02-03%20FAQ%20ESM.pdf); Frequently Asked Questions on ESM paid-in capital, as of May 1, 2014 (http://www.esm.europa.eu/pdf/FAQ%20on%20paid-in%20capital.pdf); Frequently Asked Questions on the ESM direct recapitalisation instrument as of December 8, 2014 (http://www.esm.europa.eu/pdf/2014-12-08%20FAQ%20DRI.pdf); ESM, ESM Treaty signed 02/02/2012 - Consolidated version following Lithuania’s accession to the ESM (http://www.esm.europa.eu/pdf/ESM%20Treaty%20consolidated%2003-02-2015.pdf); European Financial Stability Facility, ESM becomes sole mechanism for new financial assistance programmes to euro area Member States, July 1, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/esm-becomes-sole-mechanism-for-new-financial-assistance-programmes-to-euro-area-member-states.htm); ESM, ESM approves a second voluntary early repayment by Spain, press release of March 10, 2015 (http://www.esm.europa.eu/press/releases/esm-approves-a-second-voluntary-early-repayment-by-spain.htm); Bundesregierung, European Stability Mechanism, press release of March 18, 2014 (http://www.bundesregierung.de/Content/EN/Artikel/2014/03/2014-03-18-bverfg-esm.html).

European Fund for Strategic Investments. On January 13, 2015, the European Commission adopted a legislative proposal establishing the European Fund for Strategic Investments (“EFSI”) with an initial contribution on the EU level of EUR 21 billion. The EFSI is set up as a dedicated trust-fund within the European Investment Bank with a view to presenting a different risk profile, providing additional sources of financing and targeting projects delivering greater societal and economic value beyond the projects currently financed through the European Investment Bank or existing EU programs. The EFSI is part of the European Commission’s investment plan for Europe, a proposed package of measures seeking to mobilize EUR 315 billion in public and private investments over the next three years (2015–2017). The EFSI is open to contributions from national promotional banks, regional authorities and private investors, including entities outside the EU. The Federal Republic has announced its intention to contribute approximately EUR 8 billion to the mobilization of the investment plan through KfW. For more information on KfW’s contribution to the plan, see “Group management report—Forecast and opportunity report—Risk outlook—Risk situation and risk-bearing capacity” included in Exhibit (e) to this annual report.

Sources: European Commission, Delivery of € 315 billion Investment Plan on track: Commission presents law for the European Fund for Strategic Investments, press release of January 13, 2015 (http://europa.eu/rapid/press-release_IP-15-3222_en.htm); European Commission, Factsheet 2: Where Does the Money Come From? (http://ec.europa.eu/priorities/jobs-growth-investment/plan/docs/factsheet2-where-from_en.pdf).

Financial Assistance to Euro Area Member States

Greece. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the Euro Area Member States agreed to provide Greece with stability support (the “Greek Loan Facility”) in the form of pooled bilateral loans of up to EUR 80 billion, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The amounts under the Greek Loan Facility were planned to be disbursed over the period May 2010 through June 2013. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion was provided by Euro Area Member States and EUR 20 billion by the IMF.

In July 2011, the Heads of State or Government of the euro area and EU institutions agreed to support a new program for Greece and, together with the IMF and the voluntary contribution of the private sector, fully cover the financing gap. A sufficient majority of private sector creditors accepted the voluntary exchange of Greek debt in early March 2012. Of a total of EUR 205.6 billion in bonds eligible for the exchange offer, approximately 96% were exchanged. Accordingly, in mid-March 2012, the Euro Area Member States formally approved a second adjustment program for Greece. Under the second program, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion for the years 2012 to 2014. The EFSF committed an overall amount of EUR 144.5 billion (including the amounts already committed or disbursed for the involvement of private sector creditors and bank recapitalization) for the years 2012 to 2014, while the IMF has committed to contribute EUR 28 billion (SDR 23.8 billion) over the course of a four-year period.

In fall 2012, the outlook for the sustainability of Greek government debt had worsened compared to March 2012 when the second program was concluded, mainly on account of a deteriorated macro-economic situation and delays in program implementation caused by two election rounds. Against this background, in November 2012, the euro area finance ministers and the IMF agreed to extend the fiscal adjustment path by two years and on a package of measures aimed at reducing Greece’s debt to 124% of GDP by 2020. In parallel, Greece carried out a successful public debt buy-back tender process, which is expected to reduce debt by 9 1/2% of GDP by 2020.

After the election of a new Greek president failed in December 2014, snap parliamentary elections were called for in January 2015. This raised significant political uncertainty, also in view of the scheduled expiry of the second program at the end of February 2015. After intense negotiations between the newly-elected SYRIZA government and Euro Area Member States, the Greek government requested an extension of the program on February 18, 2015. The Eurogroup, an informal body, where ministers of the Euro Area Member States discuss matters relating to their shared responsibilities with respect to the euro, agreed to extend the program by four months until the end of June 2015. The extension is supposed to permit Greek authorities to achieve a successful conclusion of the review under the second program and the design of possible follow-on arrangements. Following this decision, EUR 1.8 billion are still available for disbursement to Greece under the second program. In addition, the transfer of EUR 1.9 billion of the 2014 profits from the ECB’s Securities Markets Programme remains available for Greece. Any disbursement is conditional upon the successful conclusion of the final review under the second program and the approval of the Eurogroup.

As of the end of March 2015, total EFSF funding to Greece within the framework of the second program amounted to approximately EUR 130.9 billion.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Greece (http://ec.europa.eu/economy_finance/assistance_eu_ms/greek_loan_facility/index_en.htm); Council of the European Union, Statement by the heads of state or government of the euro area and EU institutions, dated July 21, 2011 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf); EFSF, Lending Operations as of February 27, 2015 (http://www.efsf.europa.eu/about/operations/index.htm); EFSF FAQ Update as of December 9, 2013 (http://www.efsf.europa.eu/attachments/EFSF%20FAQ%202013-12-09.pdf); EFSF, EFSF Board of Directors extends MFFA for Greece until 30 June 2015, press release of February 27, 2015 (http://www.efsf.europa.eu/mediacentre/news/2015/efsf-board-of-directors-extends-mffa-for-greece-until-30-june-2015.htm); Council of the EU, Eurogroup (http://www.consilium.europa.eu/en/council-eu/eurogroup/).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and was provided subject to compliance with the economic adjustment program, consisted of financial support of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion was financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund. In November 2013, the Irish government announced its decision not to request successor financial assistance, and the financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2031. As of the end of March 2015, Ireland had already repaid SDR 15.7 billion (approximately EUR 19.2 billion) of loans to IMF.

Sources: Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010 (http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/economy_finance/assistance_eu_ms/ireland/index_en.htm); European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/efsf-financial-assistance-for-ireland-ends-with-successful-irish-exit.htm); Eurogroup, Statement by the Eurogroup on Ireland, press release of November 14, 2013 (http://www.consilium.europa.eu/en/press/press-releases/?stDt=20131114).

Portugal. In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. Euro area, EU and IMF financial support was being provided for the 2011 to mid-2014 period on the basis of an agreement on an economic adjustment program which was negotiated between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. After the conclusion of the twelfth and final review mission in May 2014, the Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid which is not expected until 2026. As of the end of March 2015, Portugal had already repaid SDR 5.1 billion (approximately EUR 6.6 billion) of loans to IMF.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Portugal (http://ec.europa.eu/economy_finance/assistance_eu_ms/portugal/index_en.htm); Eurogroup, Eurogroup Statement on Portugal, press release of May 5, 2014 (http://www.consilium.europa.eu/en/press/press-releases/?stDt=20140505).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The finance ministers of the Euro Area Member States agreed that the Fund for Orderly Bank Restructuring, acting as agent of the Spanish government, would receive the funds and direct them to the financial institutions concerned. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM has disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. The ESM announced that Spain will not request any follow-up assistance from the ESM. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2015, Spain had already repaid EUR 3.1 billion, in part voluntarily. Barring further early repayments, Spain is expected to be able to exit post-program surveillance in 2023.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Spain (http://ec.europa.eu/economy_finance/assistance_eu_ms/spain/index_en.htm); ESM, Financial Assistance, Spain (http://www.esm.europa.eu/assistance/spain/); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (http://www.esm.europa.eu/press/releases/spain-successfully-exits-esm-financial-assistance-programme.htm).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package will cover up to EUR 10 billion: the ESM will provide up to EUR 9 billion, and the IMF is expected to contribute around EUR 1 billion. The program addresses Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. Prior to the program, the Cypriot authorities agreed to split the Cyprus Popular Bank (also known as “Laiki”) into a good bank and a bad bank and to merge the good bank with the Bank of Cyprus. Laiki’s equity shareholders, bond holders and depositors with deposits of more than EUR 100,000 were required to make a contribution in this process. In addition, deposits with the Bank of Cyprus that exceed EUR 100,000 participated in the capitalization of the bank through the conversion of 47.5% of uninsured deposits (over EUR 100,000) into equity. As of March 2015, ESM and IMF have disbursed a total of EUR 6.1 billion under the program. The fifth review mission by the European Commission, ECB and IMF in July 2014 still remains to be completed after Cyprus suspended the effective application of the new foreclosure framework required under the program in December 2014. Shortly before, the ESM had approved the disbursement of EUR 350 million to Cyprus assuming that the new foreclosure framework would be applied. The IMF however has postponed the disbursement of the next tranche of EUR 86 million.

Sources: European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Cyprus (http://ec.europa.eu/economy_finance/assistance_eu_ms/cyprus/index_en.htm); ESM, Financial Assistance, Cyprus (http://www.esm.europa.eu/assistance/cyprus/index.htm); ESM, FAQ- Financial Assistance for Cyprus, dated September 18, 2013 (http://www.esm.europa.eu/pdf/FAQ%20Cyprus%2018092013.pdf); European Commission, Statement by the European Commission, ECB and IMF on Cyprus, press release of February 6, 2015 (https://www.imf.org/external/np/sec/pr/2015/pr1537.htm);ESM, ESM Board of Directors approves €350 million disbursement to Cyprus, press release dated December 8, 2014 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-350-million-disbursement-to-cyprus.htm); European Commission, Statement by the European Commission, ECB and IMF on the Third Review Mission to Cyprus, press release of February 11, 2014 (http://europa.eu/rapid/press-release_MEMO-14-104_en.htm).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of the EU. The European constitution was signed by the Heads of State or Government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the Heads of State or Government and the foreign ministers in Lisbon in December 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine, How does the EU work? (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); Europa.eu, Summaries of legislation, a constitution for Europe (http://europa.eu/scadplus/constitution/introduction_en.htm); European Council, Declaration by the Heads of State or Government of the Member States of the European Union, June 18, 2005 (http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged=0&language=EN&guiLanguage=en); European Council, The Brussels European Council—June 21 and 22, 2007 (http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm); Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm); Europa.eu, Treaty of Lisbon (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the new European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series from 1991 and have led to an increase in the gross domestic product at current prices by an average of roughly 3%. The conceptual change causing the largest increase in the level of the gross domestic product is the capitalization of research and development expenditure, accounting for roughly 70% of the overall effect.

Source: Federal Statistical Office, Major revision of national accounts 2014: results and background (https://www.destatis.de/EN/Methods/NationalAccountRevision/Revision2014_BackgroundPaper.pdf?__blob=publicationFile).

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6. BPM6 tends to reduce the current account surplus, as some items that were previously counted towards the surplus are now booked in the capital account or the financial account. On average, however, the effect is comparatively low. Furthermore, the level of cross-border movements of goods is distinctly lower under BPM6. One important cause is the different treatment of exports and imports of goods related to manufacturing services where the goods remain the property of the contracting party. These are no longer recorded gross as imports and exports in the goods account. Instead, only the processing fee an enterprise receives for processing the goods is recorded net as a service. The same principle applies to cross-border repairs of goods.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014 (http://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report_Articles/2014/2014_06_methodology_balance_of_payments.pdf?__blob=publicationFile).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contribute to identify risks at an early stage. Although adherence by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesministerium der Finanzen, Deutschland stellt ab heute Indikatoren nach dem „speziellen Datenverbreitungsstandard Plus“ (SDDS Plus) des IWF bereit, press release of February 18, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/02/2015-02-18-PM07.html?source=stdNewsletter).

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2014, the GDP of Germany expressed at current prices was EUR 2,903.8 billion, compared to EUR 2,809.5 billion in 2013, which represents an increase of 3.4%. GDP adjusted for price effects rose by 1.6% compared to 2013, and exceeded the 1991 level by 33.7%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 21.6% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2014, GDP per capita at current prices was EUR 35,237, while GDP per employee at current prices was EUR 68,081.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2014, services accounted for 68.5% of gross value added, measured at current prices, compared to 62.1% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.5% in 2014, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.2% of gross value added in 2014, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.9% of gross value added compared to 30.8% in 1991. Construction contributed 4.8% to gross value added in 2014, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.8% of gross value added in 2014, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.2.1.

In 2014, private final consumption expenditure totaled 55.3% of GDP in current prices, gross capital formation amounted to 18.9% and government final consumption expenditure equaled 19.3%, almost unchanged from 2013. Exports and imports of goods and services accounted for 45.7% and 39.1% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 6.5% of GDP in 2014, compared to 5.8% of GDP in 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.3.1.

In 2014, price-adjusted GDP rose by 1.6% compared to 2013. The GDP adjusted for both price and calendar effects, increased by 1.6% compared to 2013. Net exports had a slightly positive effect on economic growth in 2014 (growth contribution: 0.4 percentage points). This was due to the increase in exports of 3.9% (2013: 1.6%) that outpaced the rise in imports of 3.4% (2013: 3.1%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2014 by 4.3%, compared to a 2.4% decline in 2013, in price-adjusted terms, while gross fixed capital formation in construction increased by 3.6%. Final consumption expenditure of general government rose by 1.1% in 2014 on a price-adjusted basis, and final consumption expenditure of households rose by 1.2% on a price-adjusted basis compared to 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 6.9% in 2013 to 6.7% in 2014. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 4.9% in 2013 to 4.7% in 2014. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased to 0.9% in 2014, compared to 1.5% in 2013. Excluding energy prices, the index rose by 1.3%. General government gross debt stood at EUR 2,170.0 billion at year-end 2014, compared to EUR 2,166.0 billion at year-end 2013.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2015, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2015), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall

(http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2014	2013	2012	2011	2010
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	2,903.8	2,809.5	2,749.9	2,699.1	2,576.2
(change from previous year in %)	3.4	2.2	1.9	4.8	4.9
GDP - price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	105.8	104.1	104.0	103.6	100.0
(change from previous year in %)	1.6	0.1	0.4	3.6	4.1
GDP - price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	105.9	104.3	104.0	103.4	99.8
(change from previous year in %)	1.6	0.2	0.6	3.7	3.9
Unemployment rate (ILO definition) (in %) (1)	4.7	4.9	5.0	5.5	6.4
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	0.9	1.5	2.0	2.1	1.1
Balance of payments - current account	219.7	182.0	187.3	164.6	145.1
General government gross debt (2)	2,170.0	2,166.0	2,179.8	2,101.8	2,073.7

(1)	Unemployed persons, available and seeking work.

(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 - 4. Vierteljahr 2014 (February 2015), Tables 1.1 and 1.11; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht März 2015, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty - Germany - overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published in April 2015, the Federal Government projected that GDP in Germany will grow by 1.8% in 2015, with private consumption growing by 2.0% (all growth rates are in price-adjusted terms). Exports and imports are expected to increase by 4.7% and 5.7%, respectively, compared to 2014. Investment in machinery and equipment is projected to increase by 2.8% and construction is forecast to increase by 2.1%. Growth is expected to be driven almost exclusively by domestic demand. The Federal Government expects that domestic employment will increase by approximately 300,000 persons, or 0.7%, in 2015 compared to 2014, reaching a record level of 43.0 million persons in 2015. Registered unemployment (Arbeitslose) is expected to decline by 110,000 persons compared to 2014 to approximately 2.79 million persons in 2015 on average.

Source: Bundesministerium für Wirtschaft und Energie, Minister Gabriel: German economy picking up speed, press release of April 22, 2015 (http://www.bmwi.de/EN/Press/press-releases,did=703122.html).

Economic Policy

General

The Federal Government aims to safeguard and build on the foundations for prosperity, social cohesion and a high quality of life in Germany. It is counting on forward-looking investment, on innovation and research, on efficient infrastructure, on the integration of labor and on the continuing internationalization of the German economy. It aims to implement a modern and practical economic policy in order to overcome impediments to productivity.

The German economy remains competitive, and, despite increasing burdens as well as external and internal risks, the Federal Government expects German economic growth to remain robust. Employment and GDP in Germany increased on an annual average basis from 2010 to 2014. In 2014, a record level of domestic employment was reached, with 42.7 million persons employed. For more information on recent economic developments, see “—Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (Summary in English: https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text:

http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.1.14.

Current Policy Initiatives

Following the formation of a new Federal Government at the end of 2013, the objectives of economic policy have shifted somewhat. The Federal Government will continue the strategy of sound fiscal and budgetary as well as growth enhancing policies. At the same time it will seek to maintain competitiveness and strengthen the growth potential with public investment to be stepped up and conditions for private investment improved, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General—The European Union and European Integration—EU Economic Governance.” The 2015 federal budget will not require any net new borrowing. A nominal balanced budget without net new borrowing was achieved in 2014—a year ahead of schedule. The Federal Government continues budget planning for all years of the forecast horizon without any new borrowing. This represents a major contribution by the Federal Government towards the planned reduction of the overall national debt rate to below 70% of GDP by the end of 2017 and to below 60% of GDP within ten years of when the current Federal Government took office in 2013. For further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.”

The Federal Government is committed to further enhance public sector investment in the next few years. From 2014–2017, it will provide an additional EUR 5 billion for the maintenance and expansion of federal transport infrastructure. From 2016–2018, it plans to provide an additional amount totaling EUR 10 billion for public-sector investment, particularly in infrastructure and energy efficiency. The Federal Government is also assisting the Länder and the municipalities by providing a total of approximately EUR 10 billion, e.g., for childcare, schools and higher education, immigration and urban development, over the current legislative term, thus boosting the scope for municipalities and Länder to invest. Furthermore, municipalities are to benefit from an additional EUR 5 billion provided by the Federal Government from 2015 to 2018 and an annual relief of EUR 5 billion, beginning in 2015. These measures aim at improving the municipalities’ investment capacities. The Federation and the Länder have expanded the scope for cooperation permitted to them by the Grundgesetz in the field of education and science. The Federal Government is providing an additional EUR 3 billion for research.

The Federal Government has taken measures to increase the revenues generated by road users. The heavy goods vehicle (“HGV”) tolls already in place will be extended to a further approximately 1,100 km of four-lane federal roads as of July 1, 2015, and, as of October 1, 2015, will also apply to HGVs with a maximum permissible gross all-in weight of 7.5 tons. In addition, there are plans to introduce an infrastructure levy in the form of a time-based electronic “vignette” for passenger cars. The introduction of this levy aims not to impose a greater financial burden on cars registered in Germany than already exists.

As of December 31, 2019, the rules on fiscal equalization in Germany will cease to apply. Besides the reform of the fiscal equalization system, current negotiations between the Federal Government and the Länder aim at a more general restructuring of their fiscal relations. The Federal Government aims to achieve a result during the current legislative term. The regional disparities in the economic structure, the labor market situation and demographic development in Germany make it necessary to continue to provide support to structurally weaker regions after 2019. As a consequence, the Federal Government plans to develop a nationwide support system for the period after 2020 which embraces the structurally weaker regions in Germany and brings various funding elements together into a coherent system. Consideration will also be given to whether and how the funding programs which so far have been focused on eastern Germany can be built into the new system.

The Federal Government also aims to continue developing and adapting tax legislation in order to bring it in line with the needs of a modern society in a globalized world. In the face of technical, economic and demographic changes, the Federal Government intends to modernize the taxation procedure step by step in cooperation with the Länder. Furthermore, the goal is to arrive at inheritance and gift taxes which meet constitutional requirements as well as the needs of small and medium-sized businesses and to modernize the real property tax. With targeted tax relief the Federal Government seeks to contribute to the reduction of fiscal drag. Furthermore, measures to combat the shifting of profits across borders by companies which operate internationally are of great significance; the Federal Government is cooperating with its G20 partners in this regard.

In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. With effect from January 1, 2015, a general statutory gross minimum wage of EUR 8.50 per hour worked has been in place. The minimum wage will be adjusted every two years—the first time will be in June 2016 with effect from January 1, 2017—as proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares. The Federal Government has presented a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. Legislation is to be introduced that resolves conflicts between trade unions in collective bargaining. While recognizing that the use of temporary workers and contracts for work and services enable many people to participate in working life and permit companies to respond flexibly, the Federal Government has announced that it will take targeted action against illegal contract clauses and aims to restrict the use of temporary workers to times of extraordinary capacity needs.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector and to maintain the performance of the German economy. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. By reforming the Federal Training Assistance Act (Bundesausbildungsförderungsgesetz), which provides the regulatory framework for student loans, the Federal Government is making an important contribution towards improving the situation of students at school and in higher education. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Accordingly, the Federal Government has introduced “parental allowance plus” to assist young parents in working part-time and to re-enter working life more quickly. The pension system is to make it more attractive for employees in good health to remain in work for as long as possible. In order to provide greater support to working patterns that fit in with other aspects of life, the statutory framework for a more flexible transition from working life to retirement is to be improved. In addition, a working group is looking both into continuing flexible work up to the statutory effective pension age, and into the possibilities of attractive continuing work after that age.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, energy efficiency, renewable energy) within a single strategy. It sets a long-term target of achieving an 80% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The Federal Government’s reform of the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz) has placed the future expansion of renewable energy sources on a viable basis. The other key projects for the current legislative term have been consolidated in a 10-point Energy Agenda, and coordinated in terms of timing and substance so that the energy transition can be rolled out in a methodical and efficient manner. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy for this legislative term. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place for full use to be made of the potential for efficiency improvements. The energy efficiency strategy for buildings, which the Federal Government is drafting this year, is intended to make a major contribution towards the achievement of a virtually climate-neutral building stock in Germany by 2050. In the 2020 Climate Action Plan, the Federal Government has adopted further measures to reduce greenhouse-gas emissions by at least 40% between 1990 and 2020 in Germany. The Grid Expansion Acceleration Act (Netzausbaubeschleunigungsgesetz) and the Federal Requirements Plan Act (Bundesbedarfsplangesetz) provide the framework for a methodical and accelerated expansion of the transmission grids. The first formal procedures for federal planning of the expansion of the transmission grids have been set in motion. The distribution grids are also to be made fit for the energy transition, and the rules are to be made more investment-friendly. A package of ordinances is under preparation for the use of smart metering systems and meters.

For information on recent government measures to stabilize Germany’s financial system, see “Monetary and Financial System—The German Financial System.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis, see “General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, 2015 Annual Economic Report (Summary in English: http://www.bmwi.de/English/Redaktion/Pdf/jahreswirtschaftsbericht-2015-englische-zusammenfassung,property=pdf,bereich=bmwi2012,sprache=en,rwb=true.pdf, German text: http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2015,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Energie, 2014 Annual Economic Report (Summary in English: https://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014-engl-fassung,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf, German text:

http://www.bmwi.de/BMWi/Redaktion/PDF/J-L/jahreswirtschaftsbericht-2014,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf); Bundesministerium für Wirtschaft und Energie, 2013 Annual Economic Report (http://www.bmwi.de/English/Redaktion/Pdf/2013-annual-economic-report-competitiveness-_20key-to-growth,property=pdf,bereich=bmwi,sprache=en,rwb=true.pdf); Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report

(http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP—USE

	2014	2013	2012	2011	2010	2014	2013	2012	2011
	(EUR in billions)					(change in %)
Domestic uses	2,714.4	2,646.2	2,588.2	2,568.7	2,442.7	2.6	2.2	0.8	5.2
Final private consumption	1,604.7	1,571.5	1,539.5	1,506.8	1,445.7	2.1	2.1	2.2	4.2
Final government consumption	561.5	541.2	521.3	505.7	493.9	3.7	3.8	3.1	2.4
Gross fixed capital formation	581.0	555.8	551.2	544.3	498.0	4.5	0.8	1.3	9.3
Machinery and equipment	185.6	177.9	181.7	185.9	174.5	4.3	-2.1	-2.2	6.6
Construction	293.4	279.2	273.9	264.7	237.1	5.1	1.9	3.4	11.6
Other products	102.1	98.8	95.6	93.6	86.5	3.3	3.3	2.1	8.3
Changes in inventories (1)	-32.8	-22.3	-23.9	11.9	5.0	—	—	—	—
Net exports (1)	189.4	163.3	161.7	130.4	133.6	—	—	—	—
Exports	1,326.2	1,280.1	1,262.9	1,209.4	1,089.6	3.6	1.4	4.4	11.0
Imports	1,136.7	1,116.9	1,101.1	1,078.9	956.1	1.8	1.4	2.1	12.8

Gross domestic product	2,903.8	2,809.5	2,749.9	2,699.1	2,576.2	3.4	2.2	1.9	4.8

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 3.1 and 3.9.

STRUCTURE OF GDP—ORIGIN

	2014	2013	2012	2011	2010	2014	2013	2012	2011
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,611.8	2,525.6	2,470.2	2,424.1	2,317.3	3.4	2.2	1.9	4.6
Agriculture, forestry and fishing	20.1	21.7	21.6	19.5	17.2	-7.2	0.4	10.5	13.7
Production sector (excluding construction)	676.7	659.2	645.9	630.8	594.5	2.7	2.0	2.4	6.1
Construction	125.5	116.5	112.0	107.4	100.6	7.7	4.0	4.2	6.8
Trade, transport, accommodation and food services	404.3	393.4	390.0	390.4	370.9	2.8	0.9	-0.1	5.3
Information and communication	122.3	118.0	117.2	111.9	102.8	3.7	0.6	4.7	8.9
Financial and insurance services	104.3	103.2	102.4	100.5	105.6	1.1	0.7	1.9	-4.8
Real estate activities	289.9	281.3	277.5	281.7	269.0	3.0	1.4	-1.5	4.7
Business services	284.2	270.3	260.5	254.4	245.2	5.2	3.8	2.4	3.7
Public services, education, health	476.6	458.4	441.8	427.9	414.7	4.0	3.8	3.2	3.2
Other services	108.0	103.8	101.4	99.4	96.8	4.0	2.4	2.0	2.7
Taxes on products offset against subsidies on products	292.0	283.9	279.7	275.0	258.9	2.9	1.5	1.7	6.2

Gross domestic product	2,903.8	2,809.5	2,749.9	2,699.1	2,576.2	3.4	2.2	1.9	4.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. Measured by its share in value added, approximately 60% of the production sector is geographically concentrated in the western Länder of Bavaria, North Rhine-Westphalia and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2014, the production sector’s aggregate contribution to gross value added at current prices was 25.9% (excluding construction) and 30.7% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 1.4% year-on-year in 2014, after increasing only slightly by 0.2% in 2013.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (April 2015), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 2.2.1 and 2.2.2.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2010 = 100)

	2014	2013	2012	2011
Production sector, total	108.0	106.4	106.2	106.7
Industry (2)	109.9	107.8	107.4	108.1
of which:
Intermediate goods (3)	106.1	104.4	104.6	107.0
Capital goods (4)	116.7	114.0	113.3	111.9
Durable goods (5)	100.5	100.1	100.5	104.2
Nondurable goods (6)	102.6	100.7	99.8	101.3
Energy (7)	92.4	96.4	97.3	95.6
Construction (8)	108.4	105.6	105.9	107.0

(1)	Adjusted for working-day variations.

(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.

(3)	Including mining and quarrying except energy-producing goods.

(4)	Including manufacture of motor vehicles and components.

(5)	Consumption goods that have a long-term use, such as furniture.

(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.

(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.

(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2014, the services sector’s aggregate contribution to gross value added at current prices increased slightly to 68.5% (after 68.4% in 2013 and only 62.1% in 1991). Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.2% in 2014 and 18.1 % in 2013, compared to 15.9% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.2.1.

Employment and Labor

As economic growth gained momentum in 2014, labor market conditions improved further. In 2014, the average unemployment rate according to the national definition was 6.7%, compared to 6.9% in 2013. Under the ILO definition, the average unemployment rate was 4.7% in 2014 compared to 4.9% in 2013, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2014 was 42.7 million, an increase of 0.9% compared to 2013.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Februar 2015, Table 5.1 (http://statistik.arbeitsagentur.de/Statischer-Content/Arbeitsmarktberichte/Monatsbericht-Arbeits-Ausbildungsmarkt-Deutschland/Monatsberichte/Generische-Publikationen/Monatsbericht-201502.pdf); Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 2.1.13 and 2.1.14 (https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVorlaeufigPDF_2180140.pdf?__blob=publicationFile).

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2014	2013	2012	2011	2010
Employed (in thousands)–ILO definition	42,598	42,226	41,979	41,522	40,983
Unemployed (in thousands)–ILO definition (1)	2,088	2,182	2,224	2,399	2,821
Unemployment rate (in %)–ILO definition	4.7	4.9	5.0	5.5	6.4
Unemployed (in thousands)–national definition (2)	2,898	2,950	2,897	2,976	3,239
Unemployment rate (in %)–national definition (3)	6.7	6.9	6.8	7.1	7.7

(1)	Unemployed persons, available and seeking work.

(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).

(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2014, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Table 1.11.

In 2014, gross wages and salaries per employee in Germany increased by 2.7%. Unit labor costs per hour worked rose by 1.6% in 2014 after an increase of 2.2% in 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2. - 4. Vierteljahr 2014 (February 2015), Tables 2.17 and 2.20. (https://www.destatis.de/DE/Publikationen/Thematisch/VolkswirtschaftlicheGesamtrechnungen/Inlandsprodukt/InlandsproduktsberechnungVjPDF_2180120.pdf?__blob=publicationFile).

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2014	2013	2012	2011	2010
Gross wages and salaries per employee in EUR	31,578	30,755	30,128	29,320	28,388
Change from previous year in %	2.7	2.1	2.8	3.3	2.5
Unit labor costs per hour worked
Index (2010=100)	107.5	105.8	103.5	100.5	100.0
Change from previous year in %	1.6	2.2	3.1	0.4	-1.5

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2014 (February 2015), Tables 2.17 and 2.20.

More than one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2014, approximately 6.1 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: OECD.Stat, Dataset Trade Union Density (http://stats.oecd.org/Index.aspx?QueryId=20167); Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/Nationale-Arbeitsbeziehungen/Laender/Deutschland/Gewerkschaften); Bundeszentrale für politische Bildung, Tarifautonomie, (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/40387/tarifautonomie?buchstabe=J).

Social Security, Social Protection and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some free-lance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Further, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insureds to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insureds may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured’s income situation and are independent of the insured’s gender, age and medical risk. By contrast contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage. Until December 2012, reference was also made to the insured’s gender. Following a ruling of the European Court of Justice, the principle of equal treatment of men and women in private health insurance applies to new contracts from December 2012 onwards.

In 2014, social security revenue, as shown in the national accounts, amounted to EUR 557.3 billion, and expenditure was EUR 553.9 billion. The social security budget thus incurred a surplus of EUR 3.4 billion in 2014, after a surplus of EUR 6.1 billion in 2013.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. To increase the sustainability of the health care system, Germany has implemented several structural reform measures in recent years to strengthen competition among payers and providers in order to improve the efficiency and quality of health care services. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029. Since 2012, people with an insurance record with at least 45 years of mandatory contributions from employment or care or child-raising periods up to the child’s tenth year can claim a pension from age 65 without reductions. In July 2014, the Federal Government temporarily reduced the retirement age to the age of 63 for this exemption from the age limit increase; the age of 63 will be gradually raised back to 65 years from 2016 to 2029.

Sources: Bundesministerium für Wirtschaft und Technologie, 2012 Annual Economic Report

(http://www.bmwi.de/English/Navigation/Service/publications,did=479718.html); Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121 (http://www.cdu.de/sites/default/files/media/dokumente/091215-koalitionsvertrag-2009-2013-englisch_0.pdf); Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Altersrenten (http://www.bmas.de/DE/Themen/Rente/Gesetzliche-Rentenversicherung/Leistungen/Altersrenten/altersrenten.html); Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html); Bundesministerium für Arbeit und Soziales, press release of January 29, 2014 (http://www.bmas.de/DE/Service/Presse/Pressemitteilungen/rentenpaket-kabinettsbeschluss.html); Bundesministerium für Arbeit und Soziales, Abschlagsfreie Rente ab 63 (http://www.rentenpaket.de/rp/DE/Alle-Fakten/Die-Leistungen/Rente-ab-63/rente-mit-63.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2014, exports and imports of goods and services amounted to 45.7% and 39.1% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda and the negotiations for the proposed Transatlantic Trade and Investment Partnership between the EU and the United States.

Sources: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/DE/Themen/Aussenwirtschaft/Handelspolitik/wto,did=615530.html); Bundesministerium für Wirtschaft und Energie, TTIP: The Transatlantic Trade and Investment Partnership between the EU and the U.S., Negotiations and Stakeholders (http://www.bmwi.de/EN/Topics/Foreign-trade/TTIP/negotiations-and-stakeholders.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as secondary income. In 2014, the current account surplus totaled EUR 219.7 billion, compared to EUR 182.0 billion in 2013, an increase of 20.7%.

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 10% of the average indicator value in the period from 1999 to 2014. In 2014, price competitiveness deteriorated by 0.8%, mainly due to the appreciation of the euro relative to several currencies, including the Japanese Yen, the Canadian Dollar, the Norwegian Krone and the Swedish Krona. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.8% in 2014).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. In 2014, the euro appreciated by 0.03% from its 2013 average versus the U.S. dollar. However, the average value of the euro against the U.S. dollar in March 2015 was 18.4% lower than the 2014 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Table XI. 11; Deutsche Bundesbank, Monatsbericht April 2015, Tables XII.2, XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2014	2013	2012	2011	2010
	(EUR in millions)
Current account
Trade in goods (1)	229,301	207,597	196,579	163,426	161,146
Services (2)	-39,112	-44,755	-35,905	-32,471	-27,477
Primary income	66,922	60,247	66,811	69,102	51,101
Secondary income	-37,421	-41,069	-40,139	-35,505	-39,669

Total current account	219,690	182,020	187,345	164,552	145,101
Capital account (3)	2,826	1,142	1,427	1,642	1,219
Financial account
Net German investment abroad (increase: +)	293,211	36,997	376,169	261,157	418,365
Net foreign investment in Germany (increase: +)	49,384	-170,922	218,708	140,309	325,606

Net financial account (net lending: + / net borrowing: -)	243,827	207,920	157,461	120,849	92,759
Net errors and omissions (4)	21,311	24,758	-31,312	-45,345	-53,560

(1)	Including supplementary trade items.

(2)	Including the freight and insurance costs of foreign trade.

(3)	Including net acquisition/disposal of non-produced non-financial assets.

(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2015, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2014	2013	2012	2011	2010
	(EUR in millions)
Exports of goods	1,123,764	1,083,535	1,074,091	1,030,114	918,340
Imports of goods	894,464	875,938	877,512	866,687	757,194

Trade balance	229,301	207,597	196,579	163,426	161,146

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2015, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are crude petroleum and natural gas, computer, electronic and optical products and motor vehicles. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7 Reihe 1 - November 2013, page 58; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2013, page 20; Bundesministerium für Wirtschaft und Technologie, Zahlen und Fakten Energiedaten, Tabelle 3

(http://bmwi.de/DE/Themen/Energie/Energiedaten-und-analysen/Energiedaten/gesamtausgabe,did=476134.html).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, the European Commission published the Alert Mechanism Report 2015 on November 28, 2014, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. Following publication of the report, an in-depth review process was initiated on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany is experiencing macroeconomic imbalances, which require monitoring and decisive policy action. The Commission points out that risks have increased in light of the persistence of insufficient private and public investment, which represents a drag on growth, and contributes to the very high current account surplus which continues to deserve close attention. The need for policy action was formulated with greater urgency than the previous year by adding “decisive” to the corresponding assessment, but this does not imply that there will be an escalation as far as procedures are concerned. The imbalances identified for Germany are neither considered to be excessive nor ground for enhanced surveillance. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are a pillar of the entire European economy. The measures proposed by the new German government after the September 2013 elections are designed to enhance public and private investment and strengthen the domestic growth drivers, thus contributing to the reduction of imbalances. Important steps in that direction were taken already and more will follow.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2015 dated November 28, 2014 (http://ec.europa.eu/europe2020/pdf/2015/amr2015_en.pdf); European Commission, Communication from the Commission to the European Parliament, the Council, the European Central Bank and the Eurogroup, 2015 European Semester: Assessment of growth challenges, prevention and correction of macroeconomic imbalances, and results of in-depth reviews under Regulation (EU) No 1176/2011, dated February 26, 2015 (http://ec.europa.eu/europe2020/pdf/csr2015/cr2015_comm_en.pdf); Bundesministerium für Wirtschaft und Energie, Gabriel: Competitiveness and exports of German companies important for Europe, press release of March 5, 2014 (http://www.bmwi.de/EN/Press/press-releases,did=629018.html); European Commission, Economic and Financial Affairs, EU Economic Governance, Macroeconomic Imbalance Procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2015 (http://www.bmwi.de/BMWi/Redaktion/PDF/M-O/nationales-reformprogramm-2015,property=pdf,bereich=bmwi2012,sprache=de,rwb=true.pdf).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2014 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.9	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	9.0	0.9
Metal ores	0.8	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.4	4.3
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	3.1	1.3
Leather and related products	1.2	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.5
Paper and paper products	1.6	1.7
Coke and refined petroleum products	3.0	1.3
Chemicals and chemical products	8.0	9.4
Basic pharmaceutical products and pharmaceutical preparations	4.4	5.4
Rubber and plastic products	2.9	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	5.5	4.4
Fabricated metal products, except machinery and equipment	2.7	3.4
Computer, electronic and optical products	9.7	7.9
Electrical equipment	5.2	6.0
Machinery and equipment not elsewhere classified	7.6	14.5
Motor vehicles, trailers and semi-trailers	9.4	17.9
Other transport equipment	4.0	4.5
Furniture	1.2	0.8
Energy	0.2	0.3
Other goods	9.1	7.5

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2014 (March 2015), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2014	2013	2012
	(EUR in millions)
Exports to:
Total	1,133,539	1,093,115	1,095,766
of which:
France	102,066	99,980	102,911
United States	96,077	89,348	86,971
United Kingdom	84,005	75,488	73,283
China (2)	74,504	66,912	66,746
The Netherlands	73,094	70,970	70,381
Austria	56,218	56,276	56,591
Italy	54,508	53,247	55,529
Southeast Asia (3)	48,563	45,894	45,651
Belgium/Luxembourg	47,717	47,980	49,424
Switzerland	46,270	46,924	48,933
Spain	34,944	31,349	31,047
Japan	16,919	17,076	17,138

Imports from:
Total	916,635	898,164	905,925
of which:
The Netherlands	88,132	88,680	85,738
China (2)	79,485	74,544	78,529
France	67,516	64,018	64,035
United States	48,573	48,582	51,070
Italy	48,517	46,930	47,957
Belgium/Luxembourg	43,042	42,033	40,528
United Kingdom	42,291	42,513	42,820
Switzerland	39,325	38,321	37,775
Southeast Asia (3)	38,663	36,672	37,428
Austria	36,407	36,793	36,419
Spain	25,987	23,639	23,206
Japan	19,053	19,492	21,910

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.

(2)	Excludes Hong Kong.

(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht April 2015, Table XII.3.

MONETARY AND FINANCIAL SYSTEM

The European System of Central Banks and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank—Germany’s national central bank within the ESCB—has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168 (http://www.ecb.eu/pub/pdf/annrep/ar2004en.pdf); Deutsche Bundesbank, Tasks and organisation (http://www.bundesbank.de/Navigation/EN/Bundesbank/Tasks_and_organisation/Tasks/tasks.html).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9

(http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50 (http://www.ecb.eu/pub/pdf/mobu/mb199901en.pdf); European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff. (http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2014	2013	2012	2011	2010
	(change from previous year in %)
Harmonized index of consumer prices (HICP)	0.8	1.6	2.1	2.5	1.2
Consumer price index (CPI)	0.9	1.5	2.0	2.1	1.1
Index of producer prices of industrial products sold on the domestic market (1)	-1.0	-0.1	1.6	5.3	1.5

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2015, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2014	2013	2012	2011	2010
	(EUR in millions)
Gold	107,475	94,876	137,513	132,874	115,403
Foreign currency balances	30,646	28,080	28,774	29,433	27,957
Reserve position in the IMF and special drawing rights	20,624	20,798	22,344	22,296	18,740

Total	158,745	143,753	188,630	184,603	162,100

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.6 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2014, page 19 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2015annualaccounts_en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2014	2013	2012	2011	2010
	(EUR in billions)
Deutsche Bundesbank
Assets	678.8	721.7	921.0	714.7	524.7
Liabilities	20.3	57.2	106.5	46.6	14.6

Net position	658.5	664.5	814.5	668.1	510.1
of which: within Eurosystem (1)	473.2	523.1	668.6	475.9	337.9
Banks
Loans to foreign banks	1,125.3	1,019.7	1,046.0	1,117.6	1,154.1
Loans to foreign non-banks	735.1	701.0	729.0	744.4	773.8
Loans from foreign banks	609.2	515.7	691.1	655.7	741.7
Loans from foreign non-banks	221.0	257.8	237.6	225.9	227.6

(1)	Consists mainly of claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

Source: Deutsche Bundesbank, Monatsbericht März 2015, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of value added tax (“VAT”) on some transactions.

Capital controls introduced in Cyprus in the second half of March 2013 to facilitate the restructuring of its banking sector are a transitory exception to this rule. In exiting capital restrictions, Cyprus is sticking to a roadmap outlined in its economic adjustment program. At the end of May 2014, the Cypriot authorities removed all remaining administrative restrictions on domestic financial transactions related to the free opening of current accounts. Other restrictions were in place longer, but Cypriot authorities continued gradual implementation of the fourth stage of the roadmap, i.e., the liberalization of external payments. Cyprus lifted the last remaining capital controls on April 6, 2015. Free circulation of capital has thus now been restored.

Sources: Central Bank of Cyprus, The Enforcement of Restrictive Measures on Transactions in case of Emergency Law of 2013, press release of March 28, 2013 (http://www.centralbank.gov.cy/nqcontent.cfm?a_id=12588); European Commission, The Economic Adjustment Programme for Cyrus, Fifth Review, December 2014, page 23 (http://ec.europa.eu/economy_finance/publications/occasional_paper/2014/pdf/ocp209_en.pdf); Central Bank of Cyprus, The Enforcement of Temporary Restrictive Measures on Transactions in case of Emergency Thirty Fourth Decree of 2015, February 13, 2015

(http://www.centralbank.gov.cy/media//pdf/Decree_34_eng.pdf); European Council, Remarks by Jeroen Dijsselbloem at the press conference following the Eurogroup meeting of 24 April 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/04/24-eurogroup-dijsselbloem-remarks/).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2014	2013	2012	2011	2010
U.S. dollars per euro	1.3285	1.3281	1.2848	1.3920	1.3257
Pound sterling per euro	0.80612	0.84926	0.81087	0.86788	0.85784
Japanese yen per euro	140.31	129.66	102.49	110.96	116.24
Swiss franc per euro	1.2146	1.2311	1.2053	1.2326	1.3803
Chinese yuan per euro	8.1857	8.1646	8.1052	8.9960	8.9712

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2015, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2015, 1,805 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,176.5 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	274 commercial banks, with an aggregate balance sheet total of EUR 3,282.9 billion;

•	416 savings banks, with an aggregate balance sheet total of EUR 1,120.2 billion;

•

the ten regional institutions of those savings banks, including Deka-Bank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and nine Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 1,086.4 billion;

•	19 special-purpose credit institutions, including KfW, KfW IPEX-Bank and promotional banks of the federal states (Landesförderinstitute), with an aggregate balance sheet total of EUR 991.0 billion;

•	1,047 credit cooperatives, with an aggregate balance sheet total of EUR 784.1 billion;

•	the two central institutions of those credit cooperatives, with an aggregate balance sheet total of EUR 298.0 billion;

•	17 mortgage banks, with an aggregate balance sheet total of EUR 401.2 billion;

•	21 building and loan associations, with an aggregate balance sheet total of EUR 212.9 billion; and

•	144 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 936.4 billion.

Source: Deutsche Bundesbank, Monatsbericht März 2015, Table IV.2 (http://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Monatsberichte/2015/2015_03_monatsbericht.pdf?__blob=publicationFile).

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG will apply by analogy to KfW with effect from January 1, 2016. For more information on the application of the KWG to KfW, see “KfW—General—Supervision and Regulation—Regulation.” German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. The BaFin is supervised by the Federal Ministry of Finance.

In early 2013, key components of the Act on the Strengthening of German Financial Supervision (Gesetz zur Stärkung der deutschen Finanzaufsicht) entered into force. Among other measures, this Act provides the legal basis for the creation of the Financial Stability Commission, consisting of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin. Due to the Deutsche Bundesbank’s macroeconomic and financial market expertise, the act confers upon it the responsibility of contributing towards safeguarding financial stability. The Deutsche Bundesbank is tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission. Resolutions regarding such warnings and recommendations are passed by the members of the Financial Stability Commission at their quarterly meetings. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures. The Financial Stability Commission was formally established at its inaugural meeting on March 18, 2013. As regards cooperation between BaFin and the Deutsche Bundesbank, the act requires these two authorities to keep each other informed of any observations, findings and assessments that BaFin and the Deutsche Bundesbank require to perform their functions. In addition, the Deutsche Bundesbank was granted the authority to request information from financial corporations if the information required to perform its functions cannot be obtained from BaFin or other authorities.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (http://www.bafin.de/EN/BaFin/FunctionsHistory/functionshistory_node.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?__blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), May 21, 2013 (http://www.bafin.de/SharedDocs/Aufsichtsrecht/DE/Richtlinie/rl_130521_aufsichtsrichtlinie.html?nn=2696382); BaFin, Act on the Strengthening of German Financial Supervision, BaFin Quarterly of January 18, 2013 (http://www.bafin.de/SharedDocs/Downloads/EN/Mitteilungsblatt/Quarterly/bq1204.pdf?__blob=publicationFile); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html).

Bank Recovery and Resolution. The German Restructuring Act (Restrukturierungsgesetz), enacted in December 2010, established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) which is financed by contributions (Bankenabgabe) of institutions falling within the scope of the German Restructuring Fund Act (Restrukturierungsfondsgesetz). The restructuring fund is managed by the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”). Details of the implementation of the Bankenabgabe have been formalized in a restructuring fund regulation (Restrukturierungsfonds-Verordnung). The first payments were made in 2011.

With effect as of 2015, the Bankenabgabe was replaced by a new bank levy that meets European requirements under the European bank recovery and resolution directive (“BRRD”). Companies defined in article 2 paragraph 5 of the Capital Requirements Directive IV (“CRD IV”)—including KfW—are not required to contribute to the fund. The bank levy is accumulated in the Restrukturierungsfonds and may be used for resolution measures. The law implementing the BRRD in Germany (BRRD-Umsetzungsgesetz) furthermore introduced the law ratifying the intergovernmental agreement of May 21, 2014, which regulates the transfer of national bank levies to the EU’s single resolution fund (“SRF”) and the mutualization of these contributions.

The BRRD-Umsetzungsgesetz was adopted in 2014 and, to a large extent, came into effect as of January 1, 2015. This implementation act consolidates existing rules and implements the requirements of the BRRD. To this end, the Restructuring and Resolution Act (Sanierungs- und Abwicklungsgesetz) was introduced. In addition to the intervention and resolution instruments that already existed under German national law, the resolution authority now has the direct power to bail in a bank’s shareholders and creditors in the event of resolution.

The regulations on the resolution of banks are planned to be further amended in the course of 2015 in order to meet the upcoming requirements of the Single Resolution Mechanism (“SRM”), effective as of January 1, 2016, and European Level II standards concerning the bank levy, which entered into force on January 1, 2015.

For more information on the SRF, see “—European Financial System—European System of Financial Supervision and European Banking Union”.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen—Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2010/08/2010-08-25-PM32.html); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundestagsdrucksache 17/3407 (http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf); Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014

(http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html); Bundesministerium der Finanzen, Verordnung zur Änderung der Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung - RStruktFV), Bundesfinanzministerium veröffentlicht Referentenentwurf zur Änderung der Restrukturierungsfonds-Verordnung, press release of March 5, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Referentenentwuerfe/2015-03-05-restrukturierungsfonds-vo.html).

Since January 1, 2015, the FMSA acts as national resolution authority. Resolution powers are pooled under the FMSA, although the BaFin and the ECB retain their supervisory right to make decisions about bank closures. In the medium term, the resolution authority will be integrated into BaFin. To bridge the transitional period until the European banking union is fully implemented and to fulfill the Federal Republic’s responsibility to have a national backstop arrangement in place in the event of a crisis, as agreed by the European finance ministers in November 2013, the application deadline for new measures to be granted by the German Financial Market Stabilization Fund (“SoFFin”) has once again been extended to the end of 2015. SoFFin, which was established in 2008 in the wake of the global financial crisis, is tasked with stabilizing the German banks by extending guarantees up to a total amount of EUR 400 billion with respect to banks’ securities and by incurring loans in a total amount of up to EUR 80 billion. Its mandate, which was originally limited until December 31, 2010, has been repeatedly extended. As of December 31, 2014, the outstanding stabilization measures provided by SoFFin amounted to EUR 16.8 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

Sources: Die Beschlüsse des Bundestages am 26. und 27. Januar, publication of January 27, 2012 (http://www.bundestag.de/dokumente/textarchiv/2012/37536609_kw04_angenommen_abgelehnt/index.html); Bundestag, Drittes Gesetz zur Umsetzung eines Maßnahmenpakets zur Stabilisierung des Finanzmarktes, Dokumentations- und Informationssystem für parlamentarische Vorgänge (http://dipbt.bundestag.de/extrakt/ba/WP17/483/48345.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, Historischer Überblick über die Maßnahmen des SoFFin (http://www.fmsa.de/export/sites/standard/downloads/20141231_Historischer_Ueberblick.pdf); FMSA Bundesanstalt für Finanzmarktstabilisierung, FMSA nimmt Arbeit als Nationale Abwicklungsbehörde auf, press release of January 2015 (http://www.fmsa.de/de/presse/pressemitteilungen/2015/20150102_pressemitteilung_fmsa.html); FMSA Bundesanstalt für Finanzmarktstabilisierung, Hintergrund FMSA (http://www.fmsa.de/de/presse/hintergrund-fmsa); Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014 (http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html).

On June 7, 2013, the Bundesrat approved the Act on Ringfencing and Recovery and Resolution Planning for Credit Institutions and Financial Groups (Gesetz zur Abschirmung von Risiken und zur Planung der Sanierung und Abwicklung von Kreditinstituten und Finanzgruppen). The act has three main components. First, the act requires all credit institutions posing a potential systemic risk (as assessed jointly by BaFin and the Deutsche Bundesbank) to compile and annually update a recovery and resolution plan. Second, the act prohibits certain high-risk activities with effect from July 1, 2015, and empowers BaFin, from July 1, 2016 onwards, to prohibit additional high-risk activities of specific institutions. Groups may avoid sanctions by ringfencing and transferring such activities to a separate financial trading institution, either within or outside of the group. This provision of the act applies to large credit institutions (trading portfolio and liquidity reserve either exceed EUR 100 billion, or exceed 20% of total assets and amount to at least EUR 90 billion) that accept deposits and other repayable funds and grant loans for their own account. The prohibition does not apply to hedging activities performed to hedge transactions with clients, to manage interest rates, currencies or liquidity or to buy or sell long-term equity investments. Third, the act establishes risk management duties for senior managers of financial institutions and provides for criminal liability for breaches of those duties.

Source: Bundesanstalt für Finanzdienstleistungsaufsicht, Crisis management: Act on Ringfencing and Recovery and Resolution Planning for Credit Institutions passed, press release of July 15, 2013 (http://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_07_trennbankengesetz_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established within the framework set out by the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz), which was introduced in April 2009. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 30, 2014, the combined asset portfolios had been reduced to approximately EUR 86 billion.

Sources: Erste Abwicklungsanstalt, Geschäftsbericht 2009/2010 (https://www.aa1.de/fileadmin/content/downloads/Geschaeftsbericht_2009-2010.pdf); Landtag NRW, Sitzungsprotokoll 15. Sitzung des Haushalts- und Finanzausschuss, from January 31, 2013 (http://www.landtag.nrw.de/portal/WWW/dokumentenarchiv/Dokument/MMA16-151.pdf); Erste Abwicklungsanstalt, Pressemitteilung zum Geschäftsbericht 2014; press release of April 16, 2015 (https://www.aa1.de/fileadmin/content/downloads/1_Presse/PM-GB-2014_20150415_final.pdf).

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion, from Hypo Real Estate Holding AG. DEPFA will have to be wound down in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2014, FMS Wertmanagement’s portfolio had been reduced to EUR 106.3 billion.

Sources: FMS Wertmanagement AöR, Annual Report 2014 (http://www.fms-wm.de/en/downloadcenter/doc_download/93-fms-wertmanagement-aoer-annual-report-2014); FMS Wertmanagement AöR, FMS Wertmanagement generates considerably higher profit in 2014, press release of April 21, 2015 (http://www.fms-wm.de/en/press/480-fms-wertmanagement-generates-considerably-higher-profit-in-2014); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (http://www.fmsa.de/de/presse/pressemitteilungen/2014/20140513_pressemitteilung_fmsa.html); FMS Wertmanagement, Joint Press Release of FMS-WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/448-joint-press-release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32012D0118&qid=1427405202655&from=EN).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (the “ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority, or “EBA;”

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (the “ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Source: European Commission, Financial Supervision (http://ec.europa.eu/internal_market/finances/committees/index_en.htm).

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the Single Supervisory Mechanism (“SSM”) composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational on November 4, 2014, when the ECB assumed full responsibility for the supervision of euro area banks. In its role within the SSM, the ECB directly supervises 120 significant banking groups, which represent 82% (by assets) of the euro area banking sector. For all other 3,500 banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

In preparation for its assumption of bank supervisory tasks, the ECB undertook a twelve-month comprehensive assessment of the 130 largest banks in the euro area in cooperation with national supervisory authorities of Member States participating in the SSM. The 25 German institutions covered by the assessment included some German promotional banks (but not KfW) as well as KfW IPEX-Bank. The results of this assessment, which consisted of an asset quality review (“AQR”) and a stress test, were published on October 26, 2014. As of December 31, 2013, the comprehensive assessment found an aggregate capital shortfall of EUR 25 billion among 25 banks. Twelve banks had already covered their shortfall by raising an aggregate EUR 15 billion in 2014. The ECB gave the remaining thirteen banks up to nine months to cover the capital shortfall. The AQR, which examined whether assets were properly valued on banks’ balance sheets as of December 31, 2013, also found that the carrying values of banks’ assets needed to be adjusted by EUR 48 billion.

Sources: European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, ECB’s in-depth review shows banks need to take further action, press release of October 26, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141026.en.html); European Central Bank, Aggregate report on the comprehensive assessment, October 2014 (http://www.ecb.europa.eu/pub/pdf/other/aggregatereportonthecomprehensiveassessment201410.en.pdf).

Another key element of Europe’s banking union is the SRM with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (the “SRB”), which will have broad powers in cases of bank resolution, and a single resolution fund (the SRF), which will be built up over a period of eight years to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States. Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. The SRB will be responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while national resolution authorities will be responsible for all other banks as of January 1, 2015, under the bank recovery and resolution directive (the “BRRD”). However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRM was established by a regulation adopted in July 2014 and will become fully operational starting January 1, 2016.

Sources: Council of the European Union, Council adopts rules setting up single resolution mechanism, press release of July 14, 2014 (http://register.consilium.europa.eu/doc/srv?l=EN&f=ST%2011814%202014%20INIT); Council of the European Union, Single Resolution Fund: Council agrees on bank contributions, press release of December 9, 2014 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/146129.pdf).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as Basel III, will be phased in by 2019. In March 2013, the Council approved a compromise text transposing the Basel III agreement into EU law. The compromise text amends and replaces existing capital requirement directives by two new legislative instruments: a regulation establishing prudential requirements for institutions and a directive governing access to deposit-taking activities. Following the approval by the European Parliament in April 2013, the Council adopted the Capital Requirements Regulation (CRR) and CRD IV on June 20, 2013. On January 1, 2014, the new rules entered into force.

Sources: Council of the European Union, Bank capital rules: Council confirms agreement with EP, press release of March 27, 2013 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/136581.pdf); Parliament votes reform package to strengthen EU banks, press release of April 16, 2013 (http://www.europarl.europa.eu/news/en/pressroom/content/20130416IPR07333/html/Parliament-votes-reform-package-to-strengthen-EU-banks); European Council, Council adopts new bank capital requirements, June 20, 2013

(http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137544.pdf); Official Journal of the European Union, Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012, June 27, 2013 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0001:0337:EN:PDF); Official Journal of the European Union, Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, June 27, 2013 (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32013L0036&from=EN).

Recent Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector overall in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which, among other measures, engaged in asset purchase programs, conducted long-term refinancing operations and increased collateral availability.

In mid-September 2011, the ECB, in coordination with the U.S. Federal Reserve, the Bank of England, the Bank of Japan and the Swiss National Bank, agreed to conduct U.S. dollar liquidity operations with a maturity of approximately three months. These operations were conducted in addition to ongoing weekly seven-day U.S. dollar liquidity operations which were announced in May 2010. According to a press release of the ECB published in January 2014, the ECB ceased conducting the three-month U.S. dollar liquidity operations in April 2014. The weekly U.S. dollar liquidity operations will continue to be conducted until further notice. In November 2011, the Bank of Canada, the Bank of England, the Bank of Japan, the ECB, the U.S. Federal Reserve and the Swiss National Bank announced coordinated actions to enhance their capacity to provide liquidity support to the global financial system. As a contingency measure, the central banks also established bilateral liquidity swap arrangements so that liquidity can be provided in each jurisdiction in any of their currencies, if required by market conditions. These swap lines will remain in place until further notice.

Sources: European Central Bank, ECB announces additional US dollar liquidity-providing operations over year-end, press release of September 15, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110915.en.html); European Central Bank, ECB announces US dollar liquidity-providing operations as of 1 February 2014, press release of January 24, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140124.en.html); European Central Bank, ECB extends US dollar liquidity-providing operations beyond 31 July 2014, press release of June 17, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140617.en.html); European Central Bank, Coordinated central bank action to address pressures in global money markets, press release of November 30, 2011

(http://www.ecb.int/press/pr/date/2011/html/pr111130.en.html); European Central Bank, ECB extends the existing swap arrangements with other central banks, press release of December 13, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr121213.en.html); European Central Bank, ECB establishes standing swap arrangements with other central banks, press release of October 31, 2013 (http://www.ecb.europa.eu/press/pr/date/2013/html/pr131031.en.html).

In August 2012, the ECB announced that it may undertake outright open market operations of a size adequate to address the severe malfunctioning in the price formation process in the bond markets of Euro Area Member States. In this context, the concerns of private investors about seniority would be addressed. In addition, it was announced that the Governing Council may consider undertaking further non-standard monetary policy measures depending on what will be required to repair monetary policy transmission and will design appropriate modalities for these policy measures. In September 2012, the

ECB detailed the modalities for undertaking Outright Monetary Transactions (“OMTs”) in secondary markets for sovereign bonds in the euro area. Within its mandate to maintain price stability over the medium term and in observance of its independence in determining monetary policy, the ECB intends to preserve the singleness of its monetary policy and to ensure the proper transmission of its policy stance to the real economy throughout the euro area. OMTs are aimed at enabling the ECB to address severe distortions in government bond markets. The OMTs replace the ECB’s Securities Markets Programme, which was reactivated in early August 2011 in order to address renewed tensions in some financial markets in the euro area by intervening actively in the euro area public and private debt securities markets. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments. The liquidity injected through the Securities Markets Programme will continue to be absorbed as in the past, and the existing securities in the Securities Markets Programme portfolio will be held to maturity. The OMT program was legally challenged by the German Federal Constitutional Court (Bundesverfassungsgericht) and has been referred to the EU Court of Justice for a preliminary ruling. On January 14, 2015, the advocate general of the EU Court of Justice proposed that the court consider the OMT programme as compatible with Article 123(1) of the Treaty on the Functioning of the European Union, provided that some specified conditions are fulfilled.

Sources: Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, August 2, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120802.en.html); Introductory statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Vítor Constâncio, Vice-President of the ECB, September 6, 2012 (http://www.ecb.int/press/pressconf/2012/html/is120906.en.html); European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011 (http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011 (http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010 (http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); Bundesverfassungsgericht, Principal Proceedings ESM/ECB: Pronouncement of the Judgment and Referral for a Preliminary Ruling to the Court of Justice of the European Union, press release no. 9/2014 of February 7, 2014 (http://www.bundesverfassungsgericht.de/pressemitteilungen/bvg14-009en.html; EU Court of Justice, Opinion of advocate general Cruz Villalon, press release of January 14, 2015 (http://curia.europa.eu/juris/document/document.jsf;jsessionid=9ea7d0f130dee31057b819824364b34f85442fa4ee1a.e34KaxiLc3eQc40LaxqMbN4Obx0Pe0?text=&docid=161370&pageIndex=0&doclang=EN&mode=lst&dir=&occ=first&part=1&cid=277208).

On June 5, 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of targeted longer-term refinancing operations (“TLTROs”). These TLTROs are aimed at improving bank lending to the euro area non-financial private sector (defined as euro area households and non-financial corporations), excluding loans to households for house purchase, for a period of two years.

On September 4, 2014, the Governing Council of the ECB decided to start purchasing non-financial private sector assets. The Eurosystem will purchase a broad portfolio of simple and transparent asset-backed securities (“ABS”) with underlying assets consisting of claims against the euro area non-financial private sector under an ABS purchase program. In parallel, the Eurosystem will also purchase a broad portfolio of euro-denominated covered bonds issued by multilateral financial institutions domiciled in the euro area under a new covered bond purchase program.

On January 22, 2015, the ECB announced an expanded asset purchase program under which the ECB will add the purchase of sovereign bonds to its existing private sector asset purchase programs in order to address the risks of a prolonged period of low inflation. The ECB will buy bonds issued by euro area central governments, agencies and European institutions in the secondary market against central bank money. Monthly purchases under the program are intended to amount to EUR 60 billion. The ECB has announced it intends to carry out these purchases until at least September 2016 and, in any case, until the ECB sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to 2% over the medium term. The ECB began purchasing sovereign bonds on March 9, 2015.

Sources: European Central Bank, ECB announces monetary policy measures to enhance the functioning of the monetary policy transmission mechanism, press release of June 5, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_2.en.html); European Central Bank, Introductory statement to the press conference (with Q&A), press release of September 4, 2014 (https://www.ecb.europa.eu/press/pressconf/2014/html/is140904.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, Asset purchase programmes, Active asset purchase programmes, Public sector purchase programme

(https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” The eleven countries are Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain. In September and October 2012, the eleven Member States wrote to the European Commission requesting a proposal for enhanced cooperation, specifying that the scope and objective of the FTT be based on that of the 2011 proposal.

In February 2013, the European Commission presented its “Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax.” The proposal involves a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate). On May 6, 2014, the Federal Republic and nine other Member States issued a joint statement on the financial transaction tax stating that the tax should be implemented progressively. On January 27, 2015, the Federal Republic and nine other Member States issued a joint statement confirming their willingness to create the conditions necessary to implement the European financial transaction tax on January 1, 2016.

Sources: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf); Bundesministerium der Finanzen, Finanztransaktionsteuer in verstärkter Zusammenarbeit, press release of January 27, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/Weitere_Steuerthemen/Finanztransaktionsteuer/2014-01-27-ftt-statement.html).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2014, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,293.8 billion, with tax revenue of EUR 660.4 billion and social contributions of EUR 481.6 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.2.

In 2014, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 203.1 billion and EUR 346.8 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.16.

Consolidated general government expenditure in 2014, as presented in the national accounts, amounted to a total of EUR 1,275.8 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 452.2 billion), social benefits in kind (EUR 239.4 billion) and employee compensation (EUR 223.9 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 134.9 billion), interest on public debt (EUR 50.6 billion) and gross capital formation (EUR 63.1 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2014	2013	2012	2011	2010
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	839.3	811.2	793.9	769.4	718.2
of which: Taxes (2)	660.4	637.9	619.8	594.7	551.8
Expenditure	824.7	813.2	809.6	808.1	826.9

Balance	14.6	-1.9	-15.7	-38.7	-108.7
Social security funds
Revenue	557.3	540.1	539.2	528.7	517.2
Expenditure	553.9	534.0	520.9	513.2	513.4

Balance	3.4	6.1	18.3	15.4	3.9
General government
Revenue	1,293.8	1,249.4	1,217.8	1,179.5	1,110.4
Expenditure	1,275.8	1,245.3	1,215.2	1,202.7	1,215.3

Balance	18.0	4.2	2.6	-23.3	-104.8

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2014	2013	2012	2011	2010
	(EUR in billions)
Revenue	383.8	369.5	364.8	357.4	330.7
of which: Taxes (2)	336.4	325.8	318.8	309.3	286.8
Expenditure	372.4	374.0	379.5	384.5	412.9

Balance	11.4	-4.5	-14.7	-27.1	-82.2

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2013	2012	2011	2010	2009
	(EUR in billions)
General public services	178.5	177.4	179.4	168.6	161.6
Defense	30.4	31.1	29.5	27.7	26.5
Public order and safety	43.7	42.4	42.0	40.8	39.9
Economic affairs	93.7	94.6	92.5	121.1	95.8
Environmental protection	15.9	15.2	15.7	15.5	17.8
Housing and community amenities	11.4	11.8	13.2	14.6	16.2
Health	196.8	187.1	182.9	179.6	174.7
Recreation, culture and religion	23.3	22.2	21.8	21.1	20.6
Education	120.8	117.0	116.5	112.6	106.1
Social protection	530.8	516.5	509.2	513.8	506.2

Total expenditure	1,245.3	1,215.2	1,202.7	1,215.3	1,165.3

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2014, Germany’s general government surplus amounted to EUR 19.4 billion, or 0.7% of nominal GDP according to the April 2015 EDP notification, a slight upward revision compared to the previously published national accounts data showing a surplus of EUR 18.0 billion or 0.6% of GDP, on which the 2015 update of the German stability program is based. The German general government gross debt-to-GDP ratio decreased from 77.1% in 2013 to 74.7% in 2014, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, General government recorded surplus of 18 billion euros in 2014, press release of February 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/02/PE15_062_813.html); The European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:12012M/TXT&from=EN); Deutsche Bundesbank, German Maastricht debt level for 2014 up slightly to €2.17 trillion – debt ratio down markedly to 74.7%, press release of April 1, 2015 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2015/2015_04_01_schuldenstand.html); Statistisches Bundesamt, European Union (EU) Stability Pact, Data relating to the EU excessive deficit procedure for Germany in billion Euro (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/NationalAccounts/EUStabilityPact/Tables/DeficitGermany.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2014 (1)	2013	2012	2011	2010
	(% of GDP)
General government deficit (-) / surplus (+)	0.7	0.1	0.1	-4.2	-3.1
General government gross debt	74.7	77.1	79.3	77.9	80.5

(1)	Provisional figures, partly estimated.

Sources: Statistisches Bundesamt, General government recorded surplus of 18 billion euros in 2014, press release of February 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/02/PE15_062_813.html); Deutsche Bundesbank, German Maastricht debt level for 2014 up slightly to €2.17 trillion – debt ratio down markedly to 74.7%, press release of April 1, 2015

(http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2015/2015_04_01_schuldenstand.html); Statistisches Bundesamt, European Union (EU) Stability Pact, Data relating to the EU excessive deficit procedure for Germany in billion Euro (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/NationalAccounts/EUStabilityPact/Tables/DeficitGermany.html).

Fiscal Outlook

The April 2015 update of the German stability program forecasts a slight surplus in the general government budget in 2015. From 2016 onwards, the general government balance is forecast to be balanced or in surplus. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a significant safety margin during the entire forecasting period (2015 to 2019).

According to the April 2015 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to be 71 1/2% in 2015 and to decrease further to around 61 1/2% by 2019, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. However, the debt ratio is expected to continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2019. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Deutsches_Stabilitaetsprogramm/2015-04-15-deutsches-stabilitaetsprogramm-2015.pdf?__blob=publicationFile&v=3).

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2019		2018		2017		2016		2015		2014
	(% of GDP)
Revenue	44		44		44		44	3/4	44	1/4	44.6
Total taxes	23		22	3/4	22	3/4	22	3/4	22	3/4	22.7
Social contributions	16	3/4	16	1/2	16	1/2	16	1/2	16	1/2	16.6
Property income		1/2		1/2		1/2		1/2		3/4	0.8
Other	3	3/4	4		4		4		4	1/4	4.4
Expenditure	43	1/2	43	1/2	43	3/4	43	3/4	44		43.9
Compensation of employees and intermediate consumption	11	3/4	12		12		12	1/4	12	1/4	12.4
Social payments	24	1/4	24	1/4	24	1/4	24		24		23.8
Interest expenditure	1	1/2	1	1/2	1	1/2	1	1/2	1	1/2	1.7
Subsidies	1		1		1		1		1		0.9
Gross fixed capital formation	2	1/4	2	1/4	2	1/4	2	1/4	2	1/4	2.2
Other	2	3/4	2	3/4	2	3/4	3		3		2.9

General government deficit (-) / surplus (+)		1/2		1/4		1/4	0			1/4	0.6
Federal Government		1/4		1/4		1/4	0			1/4	0.4
Länder governments		1/4		1/4		1/4		1/4		1/4	0.1
Municipalities	0		0		0		0		0		0.0
Social security funds	0		—	1/4	—	1/4	—	1/4	—	1/4	0.1
General government gross debt	61	1/2	63	3/4	66		68	3/4	71	1/2	74.7

(1)	Forecast figures are rounded to one-quarter of a percent of GDP. The German General Government surplus for 2014 was revised upwards slightly from 0.6% to 0.7% of GDP in the April 2015 EDP notification.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm Aktualisierung 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Deutsches_Stabilitaetsprogramm/2015-04-15-deutsches-stabilitaetsprogramm-2015.pdf?__blob=publicationFile&v=3), Tables 12 and 15.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Section 4, Solidaritätszuschlaggesetz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, Section 12 (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, Section 3 (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2014	2013	2012	2011	2010
	(EUR in billions)
Current taxes	660.4	637.9	619.8	594.7	551.8
Taxes on production and imports	313.6	304.5	300.5	295.0	277.6
of which: VAT	203.1	197.0	194.0	189.9	180.2
Current taxes on income and wealth	346.8	333.3	319.3	299.7	274.2
of which: Wage tax	203.8	193.6	184.4	174.1	162.6
Assessed income tax	44.0	41.3	36.9	32.5	32.6
Non-assessed taxes on earnings	26.5	27.0	29.9	27.6	22.5
Corporate tax	21.6	21.1	18.5	17.6	13.7
Capital taxes	5.5	4.6	4.3	4.2	4.4

Tax revenue of general government	665.9	642.5	624.1	598.9	556.2
Taxes of domestic sectors to EU	4.4	4.3	4.5	4.6	4.1

Taxes	670.3	646.8	628.6	603.6	560.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2014 (March 2015), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 107 public and private enterprises as of December 31, 2013.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2014 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungen_des_Bundes/2015-03-10-beteiligungsbericht-2014.pdf?__blob=publicationFile&v=4), Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2013.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG (1)	2,673	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes - Beteiligungsbericht 2014 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungen_des_Bundes/2015-03-10-beteiligungsbericht-2014.pdf?__blob=publicationFile&v=4), Chapters B, E and K paragraph II.

Direct Debt of the Federal Government

As of December 31, 2014, the Federal Government’s direct debt totaled EUR 1,115.0 billion, compared to EUR 1,113.6 billion as of December 31, 2013.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 342.1 billion as of December 31, 2013. Of this amount, EUR 129.1 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf and for the account of the Federal Government. Furthermore, EUR 22.4 billion was outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 84.2 billion was outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzbericht-2015-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 338.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2014 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2014
(EUR in millions)
Federal Bonds (Bundesanleihen)	691,405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	65,000
Five-year Federal Notes (Bundesobligationen)	251,000
Federal Treasury Notes (Bundesschatzanweisungen)	107,000
Federal Savings Notes (Bundesschatzbriefe)	2,375
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	27,993
Federal Treasury Financing Paper (Finanzierungsschätze)	0
German Government Day-Bonds (Tagesanleihe des Bundes)	1,187
Further short term debt (< 1 year)	1,873
Borrowers’ note loans (Schuldscheindarlehen)	11,971
of which:
– From residents	11,652
– From non-residents	319
Old debt (1)	4,430
of which:
– Equalization claims	4,150
Other	40
Repurchased debt	49,301

Total	1,114,973

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on January 8, 2015 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007 (II)	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.50% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.50% Bonds of the Federal Republic of 2012	2.50	2012	2044	16,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	7,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000

Total Federal Bonds				691,405

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	15,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	15,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	15,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	4,000

Total Inflation-linked Securities				65,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FIVE-YEAR FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
2.5% Bonds of 2010-Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010-Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010-Series 158	1.75	2010	2015	16,000
2.0% Bonds of 2011-Series 159	2.0	2011	2016	16,000
2.75% Bonds of 2011-Series 160	2.75	2011	2016	18,000
1.25% Bonds of 2011-Series 161	1.25	2011	2016	16,000
0.75% Bonds of 2012-Series 162	0.75	2012	2017	16,000
0.50% Bonds of 2012-Series 163	0.50	2012	2017	18,000
0.50% Bonds of 2012-Series 164	0.50	2012	2017	16,000
0.50% Bonds of 2013-Series 165	0.50	2013	2018	17,000
0.25% Bonds of 2013-Series 166	0.25	2013	2018	17,000
1.0% Bonds of 2013-Series 167	1.0	2013	2018	17,000
1.0% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000

Total Five-Year Federal Notes				251,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Principal Amount Outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
0.25% Notes of 2013	0.25	2013	2015	15,000
0.25% Notes of 2013 (II)	0.25	2013	2015	15,000
0.00% Notes of 2013	0.00	2013	2015	15,000
0.00% Notes of 2013 (II)	0.00	2013	2015	14,000
0.25% Notes of 2014	0.25	2014	2016	13,000
0.25% Notes of 2014 (II)	0.25	2014	2016	13,000
0.00% Notes of 2014	0.00	2014	2016	13,000
0.00% Notes of 2014 (II)	0.00	2014	2016	9,000

Total Federal Treasury Notes				107,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)

Federal Savings Notes	0.0001% to 4.5%	2006 to 2012	2015 to 2019	2,375

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.09% to 0.18%	2014	2015	27,993

7. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)

German Government Day-Bonds	variable, tied to EONIA	2008 to 2012	unlimited	1,187

8. BORROWERS’ NOTE LOANS (4)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)

Borrowers’ note loans
(Schuldscheindarlehen)	0.12% to 7.75%	1954 to 2013	2015 to 2037	11,971

9. FURTHER SHORT-TERM DEBT (≤ 1 YEAR)

	Interest Rate	Year of Issue	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
Further short-term debt (≤ 1 year)	money market rates	2014	2015	1,873

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.

(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.

(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.

(4)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

10. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Principal amount outstanding as of December 31, 2014
	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,430
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on January 8, 2015 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Principal amount outstanding as of December 31,
Purpose of Guarantees	2013	2012
	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	129,125	124,941
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	41,735	41,498
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	99,623	100,019
Contributions to international financing institutions	56,237	56,066
Co-financing of bilateral projects of German financial co-operation	6,399	4,067
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	8,000	8,000

Total guarantees pursuant to the 2010 German Budget Act	342,128	335,600

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	95,300	100,100
Total guarantees	459,828	458,100

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW. For information relating to KfW’s borrowings, see “KfW—Business—Capital Markets—Funding.”

(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage, see “KfW—Business—Export and Project Finance (KfW IPEX-Bank)—Business.”

Sources: Bundesministerium der Finanzen, Finanzbericht 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzbericht-2015-anl.pdf?__blob=publicationFile&v=2), Overview 4, page 339; Bundesministerium der Finanzen, Finanzbericht 2014, Overview 4, page 349.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions are in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”)—being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to December 31, 1980 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for the last change in the composition of the SDR basket so far. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 41.9% at the last review of the SDR in 2011, changing on a daily basis as a result of exchange rate fluctuations. On December 30, 2013, SDR 1 equaled EUR 1.117320. SDR 1 equaled USD 1.540000.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF END OF DECEMBER, 2014

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	22,386	22,386
International Bank for Reconstruction and Development (IBRD) (3)(4)	11,158.9	688.4
International Development Association (IDA) (3)(4)	25,877.3	22,021.2
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)(6)	54,053.9	4,689
African Development Bank (AfDB) (3)(5)	4,028.5	179.8
African Development Fund (AfDF) (3)(5)	3,528.3	3,528.3
Asian Development Bank (AsDB) (3)(5)	7,071.7	353.7
Asian Development Fund (AsDF) (3)(5)	2,374.0	2,098.0
Inter-American Development Bank (IDB) (3)(5)	2,386.6	93.7
Inter-American Investment Corporation (IIC) (3)(5)	13.3	13.3
Fund for Special Operations (FSO) (3)(5)	241.3	241.3
International Fund for Agricultural Development (IFAD) (3)(5)	467.4	413.7
Caribbean Development Bank (CDB) (3)(5)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3) (5)	98.6	82.6
European Bank for Reconstruction and Development (EBRD) (3)(5)	3,104.5	647.1
Council of Europe Development Bank (CEB) (3)(5)(6)	1,111.8	123.4

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.53527.

(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.

(3)	Source: computation provided by the Ministry of Finance, the Ministry for Economic Cooperation and Development and Deutsche Bundesbank.

(4)	Source: IBRD and IDA: World Bank Annual Report 2014 (June 30, 2014); IFC: IF Annual Report 2014 (June 30, 2014). The amount does not differentiate between amount subscribed and paid-in.

(5)	Source: Annual Reports/Financial Statements of the Development Banks (December 31, 2013)

(6)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2014 of EUR 1 per USD 1.21410.